UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
(Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Interim results for six months ended 30 April 2021, dated 01 July 2021

 1 July 2021
Micro Focus International plc
Interim results for the six months ended 30 April 2021

Micro Focus International plc ("the Company" or "the Group", LSE: MCRO.L, NYSE: MFGP), the international software product group, announces unaudited interim results for the six months ended 30 April 2021 ("H1 21").

Key highlights:

●            Revenue was $1.4bn for the period. This performance was ahead of market expectations and represents a decline of 4.6% on a constant currency ("CCY") basis and a decline of 2.0% at actual rates when compared to H1 20.

●            Sales execution in the period was strong, resulting in an improvement in sales conversion rates and a number of deals closing earlier than expected. The H2 weighting of prior year revenue due to COVID-19 was also a factor.

●            The Group continues to target a meaningful improvement in the rate of CCY revenue decline in FY21 when compared to FY20, in line with current revenue consensus.

●            Adjusted EBITDA margin of 36.4% (H1 20: 37.7% CCY) reflecting the strong licence revenue performance and cost savings from back-office simplification, largely funding the planned product investment.

●           The Group generated a statutory operating loss from continuing operations (after exceptional items and amortisation of purchased intangibles) of $154.8m (H1 20: Operating loss of $906.7m, including a goodwill impairment  charge of $922.2m).

●            Cash generated from operating activities of $468.1m for H1 21 (H1 20: $560.4m), which after exceptional items resulted in Adjusted Cash Conversion1 of 124.5% (H1 20: 131.5%).

●            Significant milestone reached on digital transformation with employees recently transitioned to our new, single IT platform. Given the complexities of executing this transition during COVID-19, we will continue to run with a level of duplicate costs until the system is fully operational.

●             Strategic partnership with AWS, and good progress across the product portfolios including key partnerships announced with Microsoft Azure, Snowflake, Dell EMC and others.

●             Matt Ashley joins the Board as Chief Financial Officer from 1 July 2021.

Results at a glance	H1 21	H1 20	Growth /(Decline)

Alternative performance measures from continuing operations1

Revenue (versus CCY comparatives)	$1,425.7 m	$1,493.9 m	(4.6) %
Adjusted EBITDA (versus CCY comparatives)	$519.0 m	$562.6 m	(7.7) %
% Adjusted EBITDA margin (versus CCY comparatives)	36.4%	37.7%	(1.3) ppt

Adjusted Diluted Earnings per Share ("EPS") - continuing operations	66.15 c	72.10 c	(8.3) %

Net Debt	$4,118.4 m	$4,312.0 m	(4.5) %
Net Debt/ Adjusted EBITDA ratio	3.6 times	3.4 times

Statutory Results
Revenue - continuing operations	$1,425.7 m	$1,454.2 m	(2.0) %
Operating loss - continuing operations	$(154.8) m	$(906.7) m	82.9%
Loss for the period	$(218.9) m	$(1,032.0) m	78.8%
Basic and Diluted EPS - continuing operations	(65.09) c	(308.40) c	78.9%

1 The definition and reconciliations of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Diluted EPS, Net Debt, Adjusted Cash Conversion, Free Cash Flow and Constant Currency ("CCY") are in the "Alternative Performance Measures" section of this Interim Statement.

Stephen Murdoch, Chief Executive Officer, commented:

"We are pleased with a period of further solid progress in most areas of our business. The product investments and operational changes we are making are beginning to deliver performance improvements, and our value propositions are resonating with customers and partners, as demonstrated by the signing of the significant, long term commercial agreement with AWS.

Our recovery programme and specifically our systems transformation are progressing as planned despite the challenges of executing this within the constraints of a global lockdown. I am proud of the resilience, flexibility and professionalism of our teams across the organisation. As a business, we continue to monitor the impact of COVID-19 on our workforce, with particular focus currently on supporting our colleagues in India.

Whilst there is a great deal to do, we are encouraged by our progress and remain committed to delivering revenue stabilisation and sustainable cash flow generation for our shareholders."

This announcement contains information that was previously Inside Information, as that term is defined in the Market Abuse Regulation (Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014) and successor UK legislation.

Results conference call
A conference call to cover the results for H1 21 will be held today at 12.30pm GMT. The call will be accompanied by slides.

A live webcast and recording of the presentation will be available at https://www.microfocus.com/en-us/investors during and after the event. For dial in only, access numbers are as follows:

UK & International:                    +44 (0) 33 0551 0200
UK Toll Free:                              0808 109 0700
US:                                             +1 212 999 6659
USA Toll Free:                            1 866 966 5335

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Stephen Murdoch, Chief Executive Officer	Investors@microfocus.com
Ben Donnelly, Head of Investor Relations

Brunswick	Tel: +44 (0) 20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is an enterprise software Company supporting the technology needs and challenges of customers globally. Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Within the Micro Focus Product Portfolio are the following product groups: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security, and Information Management & Governance. For more information, visit: www.microfocus.com.

Forward-looking statements
Certain statements in these interim results are forward-looking. Although the Group believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. The Group undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Operational review

Performance in the period
 The first half of FY21 represents another period of solid progress in most areas of our business. The product investments and operational changes we are making are beginning to deliver performance improvements, and our value propositions are resonating with customers and partners.

The Group reported revenues of $1,425.7m (H1 20: $1,493.9m CCY, $1,454.2m reported). This is a decline of 4.6% on a CCY basis and 2.0% on a reported basis.

	H1 21					CCY % change toH1 20
	Licence	Maintenance	SaaS & other recurring	Consulting	Total	Licence	Maintenance	SaaS & other recurring	Consulting	Total
	$m	$m	$m	$m	$m	%	%	%	%	%
Product portfolio:
Application Modernisation & Connectivity ("AMC")	62.1	158.5	-	5.1	225.7	(0.6) %	(3.2) %	-	(7.3) %	(2.6) %
Application Delivery Management ("ADM")	49.6	208.9	36.6	9.2	304.3	3.1%	(8.8) %	(8.3) %	15.0%	(6.4) %
IT Operations Management ("ITOM")	92.8	262.2	2.0	54.6	411.6	30.0%	(10.4) %	33.3%	(9.2) %	(3.3) %
Security	70.1	193.6	18.6	14.5	296.8	4.5%	(7.9) %	9.4%	(21.2) %	(5.1) %
Information Management & Governance ("IM&G")	27.1	89.3	62.6	8.3	187.3	4.6%	(6.9) %	(8.2) %	(10.8) %	(6.0) %
Revenue*	301.7	912.5	119.8	91.7	1,425.7	9.7%	(8.0) %	(5.4) %	(9.5) %	(4.6) %
*Total revenue presented before haircut of $0.4m in H1 20.

We delivered growth in Licence revenue of 9.7%, demonstrating the continuation of sales execution improvements delivered in the second half of FY20. Sales conversion rates improved, and a small number of deals closed earlier in FY21 than initially forecast. The performance also reflected the onset of COVID-19 in the comparable period. We are pleased with improved levels of discipline and accountability across our sales leadership teams, specifically in the development of pipeline for future periods and delivery of more complete customer propositions. In the period, the Group witnessed a material improvement in Licence performance across all product groups.

Maintenance revenue declined by 8.0%, with the current period performance impacted by a reduction in licence volume over multiple previous financial periods combined with elevated attrition rates in four sub-portfolios. This is a major area of management focus for us, and over the past 18 months we have implemented material changes across these product portfolios driven by direct customer feedback and focused on improving the overall user experience. There have also been significant new capabilities introduced to expand cloud, artificial intelligence and analytics capabilities. In addition, we have made multiple leadership changes within underperforming portfolios and the compensation of sales leadership is now linked to customer retention. We firmly believe these actions will lead to an improvement in maintenance performance but recognise this to be a multi-year initiative.

Our SaaS and other recurring revenue declined by 5.4% when compared to the first half of FY20. This performance represents the second period of sequential improvement, and performance in bookings is beginning to improve. In addition, the SaaS-related product enhancements we have been delivering within ADM, ITOM and IM&G are nearing completion and our new offerings in Security and Big Data have launched. As a result, we anticipate SaaS performance will continue to improve in the second half and is expected to return to growth in FY22.

Consulting revenue declined by 9.5% but is now broadly in line with the revenue generated in the second half of FY20. More importantly, this business is now well positioned to deliver the type of consulting projects which add value to customers, accelerate return on investment and ultimately support an increase in software revenue for the business.

The Group generated Adjusted EBITDA of $519.0m at a margin of 36.4% (CCY H1 20: $562.6m Adjusted EBITDA at 37.7% margin). The Adjusted EBITDA margin benefited from the strong licence performance and a continuation of cost and efficiency programmes, which largely funded the planned product investment. Statutory loss before taxation for the period was $280.0m (H1 20: loss $1,036.0m).

The Group continues to generate significant operating cash flows, with cash generated from operating activities of $468.1m for H1 21 (H1 20: $560.4m, giving Adjusted Cash Conversion1 of 124.5% (H1 20: 131.5%).

Net debt reduced from $4.3 billion to $4.1 billion, with Free Cash Flow for the period of $139.5m impacted by the remaining system-related exceptional costs and a number of other one-off costs in respect of taxation.

Further narrative in respect of the financial performance can be found in the Financial Review section of this report.

Delivering innovation across the portfolio

We take a differentiated approach to innovation at Micro Focus in support of our customers' digital transformation programmes. We focus on helping customers deliver the right balance of cost, risk and speed as they deal with the often competing challenges of running the business effectively and securely whilst simultaneously driving the change needed to capture new opportunities or deal with new threats.

This means delivering innovation that enables customers to bridge existing investments and capabilities with new use cases and business models.

In FY21, this innovation is continuing at pace in all five of our product groups, with examples such as:

−  Application Modernisation and Connectivity: in addition to our direct customer relationships in this area, our strong partnerships with leading cloud and services companies underline the relevance of our customer proposition. Furthermore, our strategic partnership with AWS will enable customers to accelerate the modernisation of mainframe applications and workloads to the AWS Cloud.

−  Application Delivery Management: we have continued to add artificial intelligence capabilities across the testing portfolios and released new integrations with MS Teams and SAP Solution Manager.

−  IT Operations & Management: the release of Operations Platform for Transformation, Intelligence and Cloud ("OPTIC") empowers IT operations with built-in, unlimited-use intelligence at the core and the ability to optimise cloud and on-premise environments.

−  Information, Management & Governance: our partnership with Dell EMC means Vertica in Eon Mode is available with Dell EMC Elastic Cloud Storage (ECS), delivering data-driven organisations more freedom to leverage cloud innovation for analytics.

−  Security: our partnership with Snowflake enables Voltage customers to seamlessly and securely shift workloads to Snowflake's platform without the risk of compromising business-sensitive data, while adhering to privacy regulations.

Our experience over the last 18 months in applying a differentiated approach within Security and Big Data, combined with our leadership position and the market growth trend within mainframe modernisation, gives us increasing conviction around the long-term revenue growth rates achievable in these markets. As a result, we continue to prioritise targeted incremental investment in these areas as we seek to accelerate growth.

Continued operational progress

The Group's transformation activities continue at pace and within this the IT system consolidation programme ("Stack C") remains on track.

The IT programme is the key remaining integration activity from the HPE acquisition and its completion will mark a significant milestone for the company.

In June, we transitioned our remaining employees to the new IT system, which means we will exit FY21 on one single IT stack with one unified set of processes. This is a complex migration touching every aspect of our business and will cause short term disruption to the business. This is compounded by the challenges of executing this degree of change during a lockdown and specifically with the situation in India. As a result, we have put additional resources in place to mitigate transition challenges as effectively as possible. IT programmes of this scale typically take 6-9 months to bed down and ramp to full operational effectiveness at which point we will be able to remove duplicative costs and begin to drive the significant efficiencies and productivity improvements planned from this programme.

Wapp

On 2 July 2018, Wapp Tech Limited Partnership and Wapp Tech Corp (collectively "Wapp") brought a claim against Micro Focus in the Eastern District of Texas, accusing the Company of infringing three patents in connection with Micro Focus' sale of certain products in the ADM product line, including LoadRunner and Performance Centre.

The Board is considering a range of factors, including the possible time, cost and significant resources required for the appeal process and to establish whether a settlement could be reached.

Taking into account the range of options under consideration at this time, the Directors' best estimate of the expenditure required to resolve the case is $70 million including potential prospective external legal costs and accordingly a provision has been recorded for this amount at 30 April 2021. In line with our accounting policy, the cost of recording this provision has been treated as an exceptional cost in the Consolidated Statement of Comprehensive Income for the six months ended 30 April 2021 (see note 7).

Board changes

On 1 June 2021, the Group announced the appointment of Matt Ashley to the role of Chief Financial Officer. Matt joined the business with effect from 28 June 2021 and will join the Board and assume his executive duties from 1 July 2021. Matt brings a highly relevant mix of operational experience together with a history of delivering significant value creation. He joins our Board and leadership team at an important stage in the execution of our recovery plan and we are confident he will make a significant contribution to the business from the outset.

Brian McArthur-Muscroft left Micro Focus with effect from 30 June 2021, to assume the CFO position at a technology-based financial services company. The Board would like to thank Brian for the significant contribution he has made to the Group during his tenure and wishes him well in his new role.

Micro Focus' social purpose

In our FY20 annual report we set out our purpose to deliver mission critical enterprise software that powers the digital economy. Our aim is to make sustainable and responsible business part of the way we operate, and in doing so support the local communities within which we operate, as well as reducing our own environmental footprint.

We launched our INSPIRE programme approximately 18 months ago and I am proud of the efforts and progress we have made in this area. The recognition we have received is encouraging. Micro Focus received an AA rating in the MSCI ESG Ratings assessment, a low-risk rating on Sustainalytics and a Prime status rating from ISS.

The challenges of COVID-19 have given all of us a fresh perspective on our broader responsibilities to all stakeholders and we are committed to harnessing the increasingly passionate and engaged involvement of our employees. As such, I am pleased to announce our new Environmental, Social and Governance Committee, which we have formed to ensure we continue to embed ESG into the core of our operations. This formal committee of the Board is comprised of a combination of both Board members and employees.

I look forward to sharing more about the work of the committee and what ESG means for Micro Focus as part of our FY21 Annual Report and Accounts.

Dividend

We are pleased to announce that the interim dividend will be 8.80 cents. This dividend is consistent with our dividend policy of five times covered adjusted earnings for the full year, which we intend to pay approximately one third by way of interim and two thirds by way of final dividend.

The dividend will be paid on 6 August 2021 to shareholders on the register as at 23 July 2021. The dividend will be paid in pounds sterling and the sterling amount payable per share will be fixed and announced approximately two weeks prior to the payment date, based on the average spot exchange rate over the five business days preceding the announcement date.

Outlook

Revenue stabilisation by the end of FY23 remains our most important business objective. To deliver against this goal, we are targeting incremental improvements in revenue trajectory annually and continuing our targeted investment in product portfolios to achieve this.

We are pleased with this period of further solid progress in most areas of our business, and remain committed to delivering strong, sustainable levels of free cash flow over the long-term.

Stephen Murdoch
Chief Executive Officer
30 June 2021

Financial Review
The Group uses certain measures to assess the financial performance of its business. These measures are termed "Alternative Performance Measures" because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to assess operating performance and liquidity in presentations to the Board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The Alternative Performance Measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

An explanation of the relevance of each of the Alternative Performance Measures, a reconciliation of the Alternative Performance Measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. All results discussed in this section are from continuing operations, unless otherwise stated.

	H1 21	H1 20
	As reported	CCY	CCY Change
Alternative performance measures:	$m	$m	%
Revenue	1,425.7	1,493.9	(4.6) %
Operating costs included in Adjusted EBITDA	(906.7)	(931.3)	(2.6) %
Adjusted EBITDA	519.0	562.6	(7.7) %
Adjusted EBITDA margin %	36.4%	37.7%	(1.3) ppt

	H1 21	H1 20
	As reported	As reported	Change
Statutory performance measures:	$m	$m	%
Revenue	1,425.7	1,454.2	(2.0) %
Operating loss	(154.8)	(906.7)	82.9%
Loss for the period from continuing operations	(218.9)	(1,029.3)	78.7%
Loss for the period from discontinued operation	-	(2.7)	n/a
Loss for the period from continuing and discontinued operations	(218.9)	(1,032.0)	78.8%

Revenue
The Group generated revenue of $1,425.7m in H1 21, which represents a decline of 2.0% on the results for H1 20 at actual rates of foreign exchange. In order to fully understand the underlying trading performance of the continuing operations, the directors feel revenue is better considered on a constant currency basis ("CCY") between H1 21 and H1 20. Excluding the impact of foreign exchange, revenue declined by 4.6%.

The Group has set out a clear goal of revenue stability as we exit FY23. In delivering this objective, the Group is seeking to moderate the rate of decline gradually in each financial year. This stability comes primarily from two key drivers. Firstly, a consistent improvement in execution across the business, supported by the end-to-end transformation of our Go-to-Market function and capturing incremental efficiencies enabled through the Stack C program. Secondly, the capturing of opportunities within growing markets which over time will deliver a mix effect to stabilise and ultimately grow the top line.

As previously guided, in H1 21, the Group has delivered a material improvement in the rate of trajectory when compared to FY20. This performance is encouraging and includes a significant improvement in execution, and we anticipate the full year trajectory to be in line with our original guidance and consensus.

Revenue performance has been discussed in further detail within the CEO statement in this document.

Operating costs (included in Adjusted EBITDA)
Operating costs within Adjusted EBITDA declined by 2.6% to $906.7m in H1 21 (H1 20: $931.3m) on a constant currency basis. This decline has been driven by a combination of continued progress in delivering in-year cost savings and the annualised impact from initiatives actioned in FY20. These cost savings have been used to fund continued investment in key product areas, as outlined previously.

Adjusted EBITDA
The Group generated an Adjusted EBITDA of $519.0m, at an Adjusted EBITDA margin of 36.4% in H1 21 (H1 20: $562.6m, 37.7% on a CCY basis).

Currency impact
During H1 21, 57.3% of our revenues were contracted in US Dollars, 21.3% in Euros, 4.5% in Sterling, 3.6% in Australian Dollars, 3.3% in Japanese Yen, 3.2% in Canadian Dollars and 6.8% in other currencies (H1 20: 59.9% US Dollars, 19.1% Euros, 5.1% Sterling, 3.3% Canadian Dollars and 12.6% other currencies). In comparison, 45.7% of our costs were US Dollar denominated, 13.1% in Euros, 12.6% in Sterling, 5.9% in Indian Rupee, 4.3% in Israeli New Shekel, 3.3% in Chinese Yuan and 15.1% in other currencies (H1 20: 44.3% US Dollar, 14.4% Euros, 13.1% Sterling, 5.7% Indian rupee and 22.5% other currencies).
The weighting of revenue and costs means that if the USD to EUR, CAD, JPY or AUD exchange rates move during the period, the revenue impact is greater than the costs impact, whilst if USD to GBP, INR or ISL rates move during the period the cost impact exceeds the revenue impact. Consequently, actual USD Adjusted EBITDA can be impacted by significant movements in USD to EUR, AUD, CAD, JPY, GBP, ISL and INR exchange rates.

The currency movement for the US Dollar against Euro, GBP, CAD, AUD, INR, JPY, ILS and CNY was a weakening of 9.1%, 6.3%, 6.8%, 15.2%, 2.2%, 3.4% and 7.1% respectively, whilst INR remained flat when looking at the average exchange rates in H1 21 compared to those in H1 20.

In order to provide CCY comparatives, the Group has restated the revenue and Adjusted EBITDA for H1 20 at the same average exchange rates as those used in the reported results for H121. In the six months ended 30 April 2020, the currency impact has increased the H1 20 comparable revenue and costs by 2.7% and 3.2% respectively. The net impact for the Group results using CCY was an increase of the H1 20 comparable revenue of $39.7m and an increase of $10.4m in Adjusted EBITDA.

Operating loss to Adjusted EBITDA
The Operating loss for H1 21 was $154.8m, compared to an Operating loss of $906.7m, after a goodwill impairment charge of $922.2m in H1 20.

The Operating loss includes the impact of certain items that management believes do not directly reflect our underlying performance. These include exceptional items, share based compensation, amortisation of purchased intangibles and depreciation of property, plant and equipment.

A reconciliation between Operating loss and Adjusted EBITDA is shown below:

	H1 21 As reported	H1 20 As reported	Change
	$m	$m	%
Operating loss	(154.8)	(906.7)	82.9%
Exceptional items (reported in Operating loss)	143.0	1,048.4	(86.4)%
Share-based compensation charge	8.5	8.2	3.7%
Amortisation of intangible assets	472.2	340.4	38.7%
Depreciation of property, plant and equipment	17.6	21.1	(16.6)%
Depreciation of right-of-use assets	38.6	40.0	(3.5)%
Product development intangible costs capitalised	(11.2)	(6.9)	(62.3)%
Foreign exchange losses	5.1	7.7	(33.8)%
Adjusted EBITDA at reported rates	519.0	552.2	(6.0)%
CCY impact	-	10.4	n/a
Adjusted EBITDA at CCY	519.0	562.6	(7.7)%

Exceptional items (included within Operating loss)

	H1 21 As reported	H1 20 As reported
	$m	$m
System and IT infrastructure costs	29.2	71.5
Integration costs incurred as a result of HPE Software business acquisition	16.4	31.4
Severance as a result of the HPE Software business acquisition	(0.4)	21.7
Property costs as a result of the HPE Software business acquisition	(0.7)	1.6
MF/HPE Software business integration related costs	44.5	126.2
Restructuring property costs	4.7	-
Legal settlement and associated costs	74.6	-
Severance and legal costs	13.4	-
Other restructuring costs	5.8	-
Goodwill impairment charge	-	922.2
Other exceptional spend	98.5	922.2
Total exceptional costs (reported in Operating loss) *	143.0	1,048.4

*Exceptional costs for H1 20 exclude the loss from discontinued operation relating to the disposal of SUSE of $2.7m, which is separately included in the loss from discontinued operations.

In H1 21, exceptional costs reported in the Operating loss decreased from $1,048.4m to $143.0m.

The exceptional spend includes $44.5m in relation to the remaining HPE integration, of which $29.2m relates to the migration to a single IT platform. The IT System development for the legacy Micro Focus business transitioned to the new IT environment in January 2021 and the legacy HPE Software business transitioned in June 2021. It is expected that costs in relation to the HPE integration will be completed over the next 12 months.

Other exceptional spend totalled $98.5m of which $74.6m relates to the provision for the Wapp patent infringement case. The remaining exceptional spend reflects severance costs of $13.4m in relation to ongoing headcount reductions as the Group continues to remove duplication and simplify the continuing operations. Other restructuring costs of $5.8m are mainly due to transformation projects and property costs of $4.7m as the Group continues the process of simplifying its real estate footprint.

Further information on exceptional costs can be found in note 7 to the Condensed Consolidated Interim Financial Statements.

Net finance costs
Net finance costs were $125.2m in H1 21, compared to $129.3m in H1 20.

Taxation
Tax for H1 21 was a credit of $61.1m (H1 20: credit of $6.7m) on continuing operations. The tax charge on Adjusted Profit before tax for H1 21 was $94.3m (H1 20: $77.0m), which represents an effective tax rate ("ETR") on Adjusted Profit before Tax ("Adjusted ETR") of 29.8% (H1 20: 24.0%). The Group's Adjusted tax charge is subject to various factors, many of which are outside the control of the Group. The current economic environment creates an increase in the level of uncertainty and may result in changes to this tax rate in future accounting periods.

In April 2019, the European Commission published its final decision on its State Aid investigation into the UK's 'Financing Company Partial Exemption' legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK-based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments. The UK government and UK-based international companies, including the Group, have appealed to the General Court of the European Union against the decision. In February 2021, the Group received and settled State Aid charging notices (excluding interest) totalling $44.2m (the cash impact of which has been recorded as exceptional), issued by HM Revenue and Customs, following the requirement for the UK government to start collection proceedings. During the period, the Group received State Aid interest charging notices from HM Revenue and Customs totalling $2.9m, which were settled in June 2021. In addition, the UK tax authorities continue to challenge the historic financing arrangements of the Group. Based on its current assessment and supported by external professional advice, the Group consider the maximum liability in respect of both of these items to be $60m. Based on its current assessment and also supported by external professional advice, the Group believes that no provision is required in respect of these issues and a long-term current tax receivable has been recognised in respect of the amounts paid (including movements due to exchange rates). No additional liability should accrue in future periods in respect of these matters, following (i) an amendment of the UK legislation affected by the EU Commission finding on 1 January 2019, to be compliant with EU law, and (ii) the unwind of the financing company arrangements in question.

Earnings per share
The Group's earnings per share ("EPS") on a basic, diluted and adjusted basis are as follows:

	H1 21	H1 20	Growth /(Decline)
	cents	cents	%
EPS from continuing operations:
Basic EPS	(65.09)	(308.40)	78.9%
Diluted EPS	(65.09)	(308.40)	78.9%

Basic Adjusted EPS	66.15	73.04	(9.4) %
Diluted Adjusted EPS	66.15	72.10	(8.3) %

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS	(65.09)	(309.21)	78.9%
Diluted EPS	(65.09)	(309.21)	78.9%

Basic Adjusted EPS	66.15	73.04	(9.4) %
Diluted Adjusted EPS	66.15	72.10	(8.3) %

Full details are set out in the "Alternative performance measures" section of these Condensed Consolidated Interim Financial Statements.

Cash Generation
The Group's Adjusted cash conversion ratio, defined as cash generated from operations divided by Adjusted EBITDA less exceptional items (reported in Operating profit/(loss) and excluding any goodwill impairment charge, as this is deemed non-cash related), for H1 21 was 124.5% compared to 131.5% in the comparable period. Adjusted cash conversion is presented after the recording of the Wapp provision which improved adjusted cash conversion by approximately 20 percentage points. Excluding this, adjusted cash conversion was 105%. In addition, cash conversion in H1 20 included the continued collection of aged receivables which are now trending at more normalised levels.

	H1 21	H1 20
	$m	$m
Cash generated from operations	468.1	560.4

Total Adjusted EBITDA	519.0	552.2
Less: Exceptional items (reported in Operating loss)	(143.0)	(1,048.4)
Exclude: Goodwill impairment charge	-	922.2
Adjusted EBITDA less exceptional items	376.0	426.0

Adjusted Cash conversion ratio	124.5%	131.5%

The cash flow for the Group for H1 21 was:

	H1 21	H1 20
	$m	$m
Total Adjusted EBITDA	519.0	552.2
Less:
Exceptional items (reported in Operating loss)	(143.0)	(1,048.4)
Movements in provisions	102.4	22.1
Goodwill impairment charge	-	922.2
Other non-cash items	23.3	13.3
Cash generated from operations before working capital	501.7	461.4
Movement in working capital	(33.6)	99.0
Cash generated from operations	468.1	560.4
Interest payments	(110.7)	(105.5)
Bank loan costs	(0.6)	(1.1)
Tax payments	(128.9)	(65.5)
Purchase of intangible assets	(35.8)	(36.5)
Purchase of property, plant and equipment	(10.3)	(6.1)
Lease related capital payments	(42.3)	(40.8)
Free cash flow	139.5	304.9

The Group generated a free cash flow of $139.5m (H1 20: $304.9m). The year-on-year comparison of free cash flow has been impacted by certain one-off taxation items which have suppressed free cash flow in the period including $44.2m of EU State Aid payment (noted above) and a $33.0m payment in respect of US payroll taxes related to prior periods.

The Group had a working capital outflow of $33.6m in H1 21 (H1 20: inflow $99.0m). The movement from H1 20 primarily related to a reduction in the inflow from trade and other receivables due to H1 20 benefitting from improved cash collection which has now stabilised. In addition, strong licence performance offset the decline in maintenance, which has a disproportionate impact on cash as maintenance payments are typically received in advance. The Group continues to target a cash conversion of between 95-100% over the medium-term.

The Group's free cash flow generation is typically first half weighted and this trend is expected to be relevant in FY21. In the second half of FY21, we also expect to face headwinds in free cash flow as we conclude the remaining legacy tax payments, deal with any potential developments in the WAPP patent dispute and manage through the operational impacts as we ramp the new systems.

Net Debt

	30 April 2021	30 April 2020
	$m	$m
Borrowings	(4,597.4)	(4,855.4)
Cash and cash equivalents	698.1	808.1
Lease obligations	(219.1)	(264.7)
Net Debt	(4,118.4)	(4,312.0)

Trailing 12 months Adjusted EBITDA (continuing operations):
Six months to 30 April	519.0	552.2
Six months to 31 October	621.5	730.5
	1,140.5	1,282.7

Net Debt / Adjusted EBITDA ratio	3.6 times	3.4 times

Net Debt was $4,118.4m as at 30 April 2021, compared to $4,312.0m as at 30 April 2020.

The movements on the Group loans, before unamortised facility costs, in the six months to 30 April 2021 were as follows:

	Term Loan B-1 EUR	Term Loan B-3	Term Loan B-4	HPE Software Term Loan	Euro Loan	Revolving Facility	Total
	$m	$m	$m	$m	$m	$m	$m
At 1 November 2020	700.3	368.2	650.0	2,486.3	528.4	-	4,733.2
Repayments	(13.4)	(8.7)	(12.2)	(58.4)	(12.8)	-	(105.5)
Foreign exchange	26.6	-	-	-	20.1	-	46.7
At 30 April 2021	713.5	359.5	637.8	2,427.9	535.7	-	4,674.4

In addition to the term loans and cash reserves, the Group has access to a $350.0m revolving credit facility.

Consolidated statement of financial position
The Group's Consolidated statement of financial position is presented later in this document. A summarised version is presented below:

	30 April 2021 $m	31 October 2020 $m
Non-current assets	9,329.0	9,605.0
Current assets	1,404.7	1,541.8
Total assets	10,733.7	11,146.8

Current liabilities	1,760.4	1,788.3
Non-current liabilities	5,913.3	6,143.4
Total liabilities	7,673.7	7,931.7
Net assets	3,060.0	3,215.1

Total equity	3,060.0	3,215.1
The net assets of the Group decreased by $155.1m from $3,215.1m at 31 October 2020 to $3,060.0m at 30 April 2021.

In the period, the key movements were as follows:

●       Non-current assets decreased by $276.0m to $9,329.0m primarily due to a $359.0m decrease in other intangible assets (including primarily $472.2m of amortisation, which includes $130.0m additional amortisation resulting from a reassessment of useful economic lives (see note 12), offset by $77.4m of exchange rate changes and $35.8m of additions), a decrease of $27.9m in right-of-use assets offset by a foreign exchange gain of $66.9m on goodwill and the recognition of a non-current tax receivable of $44.9m in relation to the EU State Aid claim. Following the impairment at the end of the last financial year management has reviewed the estimated lives of other intangible assets which resulted in an increase in the amortisation charge in the period of $130m.

●         Current assets decreased by $137.1m to $1,404.7m primarily due to a $101.7m decrease in trade and other receivables and a $39.1m decrease in cash and cash equivalents (including the payment of $51.8m in dividends).

●        Current liabilities decreased by $27.9m to $1,760.4m, primarily due to a decrease in contract liabilities of $48.1m, a decrease in trade and other payables of $38.4m, a decrease in current tax liabilities of $13.4m, offset by an increase in short-term provisions of $74.8m.

●        Non-current liabilities decreased by $230.1m to $5,913.3m, primarily due to a decrease of $105.8m in deferred tax liabilities, a decrease of $45.7m in long-term borrowings, a decrease of $28.3m in retirement benefit obligations, a decrease of $25.7m in lease obligations and a decrease of $20.8m in the derivative liability.

●        Total equity decreased by $155.1m from $3,215.1m to $3,060.0m in the six months to 30 April 2021.This was primarily driven by the loss in the period of $218.9m, purchase of treasury shares of $27.2m and dividends paid of $51.8m, offset by other comprehensive income movements of $137.8m (including $86.8m foreign exchange reserve movements and $16.8m of hedging reserve movements).

Dividend
The board proposes an interim dividend of 8.80 cents. The dividend will be paid on 6 August 2021 to shareholders on the register as at 23 July 2021. The dividend will be paid in pounds sterling and the sterling amount payable per share will be fixed and announced approximately two weeks prior to the payment date, based on the average spot exchange rate over the five business days preceding the announcement date.

Group Risk Factors

In common with all businesses, the Group could be affected by risks and uncertainties that may have a material adverse effect on its business operations and achieving its strategic objectives including its business model, future performance, solvency, liquidity and/or reputation.

COVID-19 still presents fast moving, and in some areas unpredictable, direct and indirect risks to the Group's business and developments continue to be monitored on a cross-functional basis. The Board continues to closely monitor how matters develop and is taking prudent steps to mitigate any potential impacts to the health and safety of employees, customers, partners, suppliers and other stakeholders, and to the successful operation of the business. The Group continues to follow the guidance of the World Health Organisation and other governmental health agencies, including with respect to travel restrictions. In common with many businesses, the outbreak has resulted in a heightened operating risk environment for the Group, and so has impacts, both direct and indirect, across the Group's principal risks and uncertainties to varying degrees.

Accepting that risk is an inherent part of doing business, the Board is mindful of the interdependencies of some risks. The Group remains prepared to implement appropriate new mitigation strategies, and adapt those already in place, to minimise any potential business disruption and will continue to carry out regular and robust assessments and management of the Group's risks, including the regular assessment of COVID-19 impacts. Where possible, the Group seeks to mitigate risks through its Risk Management Framework, internal controls and insurance, but this can only provide reasonable assurance and not absolute assurance against material losses. In particular, insurance policies may not fully cover all of the consequences of any event, including damage to persons or property, business interruptions, failure of counterparties to conform to the terms of an agreement or other liabilities.

As noted in the Operational Review (page 4), in the period the Group transitioned its remaining employees to the new IT system, enabling the Group to exit FY21 on one single IT stack with one unified set of processes. This migration remains complex and will cause short term disruption to the business given the scale and speed of change being affected. This is compounded by the challenges of executing such a complex programme during a lockdown and specifically with the situation in India. In addition, in relation to the emerging risk of Environmental, Social and Governance ("ESG") matters, please refer to page 5, where an update is provided on new governance arrangements the Group has established.

The underlying principal risks and uncertainties facing the Group have not changed, from those set out in the Annual Report and Accounts for the 12 months ended 31 October 2020 (pages 64 to 73):

●                    Products;
●                    Go-to-Market models;
●                    Competition;
●                    Employees and culture;
●                    IT systems and information;
●                    Business strategy and change management;
●                    Legal and regulatory compliance;
●                    Intellectual property;
●                    Treasury;
●                    Tax;
●                     Macro-economic environment, pandemic and Brexit;
●                     COVID-19;
●                     Cyber security; and
●                     Internal Controls over Financial Reporting.

These risks could cause future results to differ materially from historic results. The Group still considers these to be the most relevant risks and uncertainties to the business.

Brian McArthur-Muscroft
Chief Financial Officer
30 June 2021

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that, to the best of their knowledge:

●   the condensed set of financial statements has been prepared in accordance with IAS 34 "Interim Financial Reporting" adopted pursuant to Regulation (EC) No. 1606/2002 as it applies in the European Union;

●    the interim management report includes a fair review of the information required by:

a)    DTR 4.2.7R of the Disclosure Guidance and Transparency Rules , being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b)    DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

The current executive directors of the Company are Stephen Murdoch and Brian McArthur-Muscroft.

The current non-executive directors of the Company are Greg Lock, Karen Slatford, Richard Atkins, Amanda Brown, Lawton Fitt, Robert Youngjohns and Sander van 't Noordende. All of the non-executive directors are independent with the exception of Greg Lock, the Chairman.

Biographies for each director are included on the Company's website: www.microfocus.com.

By order of the board,

Stephen Murdoch	Brian McArthur-Muscroft
Chief Executive Officer	Chief Financial Officer
30 June 2021

Alternative performance measures

The Group uses certain measures to assess the financial performance of its business. These measures are termed "Alternative Performance Measures" because they exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS or are calculated using financial measures that are not calculated in accordance with IFRS.

The Group uses such measures to measure operating performance and liquidity in presentations to the Board and as a basis for strategic planning and forecasting, as well as monitoring certain aspects of its operating cash flow and liquidity. The Group believes that these and similar measures are used widely by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.

The Alternative Performance Measures may not be comparable to other similarly titled measures used by other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group's operating results as reported under IFRS.

An explanation of the relevance of each of the Alternative Performance Measures, a reconciliation of the Alternative Performance Measures to the most directly comparable measures calculated and presented in accordance with IFRS and a discussion of their limitations is set out below. The Group does not regard these Alternative Performance Measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS.

The Group has reported unaudited results for the six months ended 30 April 2021 with a comparative unaudited period of the six months ended 30 April 2020.

1.            Impact of Deferred Revenue Haircut
The following table shows the impact of the acquisition accounting adjustment of deferred revenue haircut (i.e. the unwinding of fair value adjustment to acquired deferred revenue) on reported revenues. The unwinding of fair value adjustments to acquired deferred revenue has now been completed.

	Six months ended 30 April 2021 $m	Six months ended 30 April 2020 $m
Revenue before deferred revenue haircut	1,425.7	1,454.6
Unwinding of fair value adjustments to acquired deferred revenue	-	(0.4)
Revenue	1,425.7	1,454.2

2.              EBITDA and Adjusted EBITDA
EBITDA is defined as net earnings before finance costs, finance income, taxation, share of results of associates, depreciation of property, plant and equipment, right-of-use asset depreciation and amortisation of intangible assets. The Group presents EBITDA because it is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortisation expense).

The Group defines Adjusted EBITDA as comprising of EBITDA (as defined above), exceptional items including the loss/(profit) on disposal of discontinued operation, share-based compensation, product development intangible cost capitalised and foreign exchange gains/losses. Adjusted EBITDA is the primary measure used internally to measure performance and to incentivise and reward employees.

Adjusted EBITDA Margin refers to each measure defined above as a percentage of actual revenue recorded in accordance with IFRS for the period.

Adjusted EBITDA is a key profit measure used by the Board to assess the underlying financial performance of the Group. Adjusted EBITDA is stated before the following items for the following reasons:

●     Exceptional items (note 7), including the loss on disposal of discontinued operation, are excluded by virtue of their size, nature or incidence, in order to show the underlying business performance of the Group.

Alternative performance measures continued

2.                EBITDA and Adjusted EBITDA (continued)

●    Share-based payment charges are excluded from the calculation of Adjusted EBITDA because these represent a non-cash accounting charge for transactions that could otherwise have been settled in cash or not be limited to employee compensation. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term underlying operations of the Group's business. The directors acknowledge that there is an ongoing debate on the appropriateness of adding-back share-based payment charges in calculating Adjusted EBITDA but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.

●    Actual spend on product development costs during the period is deducted from EBITDA as this reflects the required underlying expenditure. This is because the capitalisation and subsequent amortisation of such costs are based on judgements about whether they meet the capitalisation criteria set out in IAS38 "Intangible Assets" and on the period of their estimated economic benefit. In addition, product development costs for the period are included in the analysis of segment performance used by the Chief Operating Decision Maker.

●     Foreign exchange movements are excluded from Adjusted EBITDA in order to exclude foreign exchange volatility when evaluating the underlying performance of the business.

The following table is a reconciliation from loss for the period to EBITDA and Adjusted EBITDA:

	Six months ended 30 April 2021			Six months ended 30 April 2020
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Loss for the period	(218.9)	-	(218.9)	(1,029.3)	(2.7)	(1,032.0)
Finance costs	125.9	-	125.9	130.9	-	130.9
Finance income	(0.7)	-	(0.7)	(1.6)	-	(1.6)
Taxation	(61.1)	-	(61.1)	(6.7)	(0.3)	(7.0)
Depreciation of property, plant and equipment	17.6	-	17.6	21.1	-	21.1
Depreciation of right-of-use assets	38.6	-	38.6	40.0	-	40.0
Amortisation of intangible assets	472.2	-	472.2	340.4	-	340.4
EBITDA	373.6	-	373.6	(505.2)	(3.0)	(508.2)
Exceptional items (reported in loss from discontinued operation)	-	-	-	-	3.0	3.0
Exceptional items (reported in Operating loss)	143.0	-	143.0	1,048.4	-	1,048.4
Share-based compensation charge	8.5	-	8.5	8.2	-	8.2
Product development intangible costs capitalised	(11.2)	-	(11.2)	(6.9)	-	(6.9)
Foreign exchange loss	5.1	-	5.1	7.7	-	7.7
Adjusted EBITDA	519.0	-	519.0	552.2	-	552.2

Revenue	1,425.7	-	1,425.7	1,454.2	-	1,454.2
Adjusted EBITDA Margin	36.4%	n/a	36.4%	38.0%	n/a	38.0%

Alternative performance measures continued

3.           Adjusted profit before tax
Adjusted profit before tax is defined as profit/(loss) before tax excluding the effects of, share-based compensation, the amortisation of purchased intangible assets and all exceptional items including loss on disposal of discontinued operation. These items are individually material items and/or that are not considered to be representative of the trading performance of the Group:

●   Exceptional items (note 7), including the loss on disposal of discontinued operation, are excluded by virtue of their size, nature or incidence, in order to show the underlying business performance of the Group.

●    Share-based payment charges are excluded from the calculation of Adjusted EBITDA because these represent a non-cash accounting charge for transactions that could otherwise have been settled in cash or not be limited to employee compensation. These charges also represent long-term incentives designed for long-term employee retention, rather than reflecting the short-term underlying operations of the Group's business. The directors acknowledge that there is an ongoing debate on the appropriateness of adding-back share-based payment charges in calculating Adjusted EBITDA but believe that as they are not included in the analysis of segment performance used by the Chief Operating Decision Maker and their add-back is consistent with metrics used by a number of other companies in the technology sector, that this treatment remains appropriate.

●   Charges for the amortisation of intangibles are excluded from the calculation of Adjusted Profit before tax. This is because these charges are based on judgements about their value and economic life, are the result of the application of acquisition accounting rather than core operations, and whilst revenue recognised in the income statement does benefit from the underlying intangibles that has been acquired, the amortisation costs bear no relation to the Group's underlying ongoing operational performance. In addition, amortisation of acquired intangibles is not included in the analysis of segment performance used by the Chief Operating Decision Maker.

Adjusted Profit before tax is presented as it is required for the calculation of the Group's effective tax rate.

The following table is a reconciliation from loss before tax for the period to Adjusted profit before tax:

	Six months ended30 April 2021			Six months ended30 April 2020
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Loss before tax	(280.0)	-	(280.0)	(1,036.0)	(3.0)	(1,039.0)

Share-based compensation charge	8.5	-	8.5	8.2	-	8.2
Amortisation of purchased intangibles	445.3	-	445.3	300.3	-	300.3
Exceptional items, including loss on disposal of discontinued operation	143.0	-	143.0	1,048.4	3.0	1,051.4
Adjusting items	596.8	-	596.8	1,356.9	3.0	1,359.9

Adjusted profit before tax	316.8	-	316.8	320.9	-	320.9

Alternative performance measures continued

4.           Adjusted Effective Tax Rate
The Adjusted Effective Tax Rate is defined as the reported tax (charge)/credit on continuing operations, less tax on adjusting items on continuing operations (share-based compensation, the amortisation of purchased intangible assets and exceptional items), divided by the Adjusted Profit Before Tax on continuing operations (defined above). This is an Alternative Performance Measure and is presented because management believe it is important to understanding the Group's tax position on its trading performance.

The tax charge on Adjusted profit before tax for the six months ended 30 April 2021 was $94.3m (2020: $77.0m charge), which represents an effective tax rate on Adjusted profit before tax ("Adjusted ETR") of 29.8% (2020: 24.0%). The calculation of the Adjusted ETR is set out below.

Effective tax rate (continuing operations)	Six months ended 30 April 2021
	Statutory	Adjusting items	Adjusted Measures
	$m	$m	$m
(Loss)/profit before tax	(280.0)	596.8	316.8
Taxation	61.1	(155.4)	(94.3)
(Loss)/profit after tax	(218.9)	441.4	222.5
Effective tax rate	21.8%		29.8%

Effective tax rate (continuing operations)	Six months ended 30 April 2020
	Statutory	Adjusting items	Adjusted Measures
	$m	$m	$m
(Loss)/profit before tax	(1,036.0)	1,356.9	320.9
Taxation	6.7	(83.7)	(77.0)
(Loss)/profit after tax	(1,029.3)	1,273.2	243.9
Effective tax rate	0.6%		24.0%

In computing Adjusted profit before tax for the six months ended 30 April 2021, $596.8m (six months to 30 April 2020: $1,356.9m) of adjusting items have been added back along with the associated tax credit of $155.4m (six months ended 30 April 2020: $83.7m) (see Adjusted profit before tax section above).

Alternative performance measures continued

5.           Adjusted Earnings per Share and Diluted Adjusted Earnings per Share
The Adjusted Earnings per Share ("EPS") is defined as Basic EPS where the earnings attributable to ordinary shareholders are adjusted by adding back all exceptional items including the loss/(profit) on the disposal of discontinued operation, share-based compensation charge and the amortisation of purchased intangibles because they are individually or collectively material items that are not considered to be representative of the trading performance of the Group. These are presented as management believe they are important to understanding the change in the Group's EPS.

	Six months ended 30 April 2021	Six monthsended30 April 2020

Cents

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS	(65.09)	(308.40)
Diluted EPS1	(65.09)	(308.40)
Basic Adjusted EPS	66.15	73.04
Diluted Adjusted EPS	66.15	72.10

EPS from discontinued operation
Basic EPS	-	(0.81)
Diluted EPS1	-	(0.81)
Basic Adjusted EPS	-	-
Diluted Adjusted EPS	-	-

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS	(65.09)	(309.21)
Diluted EPS1	(65.09)	(309.21)
Basic Adjusted EPS	66.15	73.04
Diluted Adjusted EPS	66.15	72.10

Pence

EPS from continuing operations attributable to the ordinary equity shareholders of the Company
Basic EPS	(47.71)	(240.89)
Diluted EPS1	(47.71)	(240.89)
Basic Adjusted EPS	48.49	57.05
Diluted Adjusted EPS	48.49	56.31

EPS from discontinued operation
Basic EPS	-	(0.63)
Diluted EPS1	-	(0.63)
Basic Adjusted EPS	-	-
Diluted Adjusted EPS	-	-

Total EPS attributable to the ordinary equity shareholders of the Company
Basic EPS	(47.71)	(241.52)
Diluted EPS1	(47.71)	(241.52)
Basic Adjusted EPS	48.49	57.05
Diluted Adjusted EPS	48.49	56.31

1 The Group reported a loss from continuing and discontinued operations attributable to the ordinary equity shareholders of the Company for the six months ended 30 April 2021. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

Alternative performance measures continued

5.   Adjusted Earnings per Share and Diluted Adjusted Earnings per Share (continued)

	Six months ended 30 April 2021	Six monthsended30 April 2020
	$m	$m
Loss for the period	(218.9)	(1,032.0)
Non-controlling interests	-	(0.1)
Loss attributable to ordinary shareholders	(218.9)	(1,032.1)

From continuing operations1	(218.9)	(1,029.4)
From discontinued operation	-	(2.7)
Loss attributable to ordinary shareholders	(218.9)	(1,032.1)

Adjusting items:
Loss on discontinued operation	-	3.0
Exceptional items	143.0	1,048.4
Share-based compensation charge	8.5	8.2
Amortisation of purchased intangibles	445.3	300.3
	596.8	1,359.9
Tax relating to above adjusting items	(155.4)	(84.0)

Adjusted earnings attributable to ordinary shareholders	222.5	243.8

From continuing operations	222.5	243.8
From discontinued operation	-	-
Adjusted earnings attributable to ordinary shareholders	222.5	243.8

Weighted average number of shares:	Number (m)	Number (m)
Basic	336.3	333.8
Effect of dilutive securities - Options	-	4.4
Diluted	336.3	338.2

1 For the purposes of calculating EPS measures Earnings and Adjusted earnings attributable to ordinary shareholders from continuing operations excludes the impact of non-controlling interests since these are not attributable to ordinary shareholders.

	Six months ended 30 April 2021			Six months ended 30 April 2020
	Continuing operations	Discontinued operation	Total	Continuing operations	Discontinued operation	Total
	$m	$m	$m	$m	$m	$m
Adjusting items:
Exceptional items, including loss on disposal of discontinued operation	143.0	-	143.0	1,048.4	3.0	1,051.4
Share-based compensation charge	8.5	-	8.5	8.2	-	8.2
Amortisation of purchased intangibles	445.3	-	445.3	300.3	-	300.3
	596.8	-	596.8	1,356.9	3.0	1,359.9
Tax relating to above adjusting items	(155.4)	-	(155.4)	(83.7)	(0.3)	(84.0)
	441.4	-	441.4	1,273.2	2.7	1,275.9

Alternative performance measures continued

6.        Free cash flow and Adjusted free cash flow
Free cash flow is defined as cash generated from operations less interest payments, bank loan costs, tax payments, purchase of intangible assets, purchase of property, plant and equipment and interest and capital payments in relation to leases. This is presented as management believe it is important to the understanding of the Group's Cash flow.

A new alternative performance measure Adjusted free cash flow was introduced in the year ended 31 October 2020. Adjusted free cash flow, which is Free cash flow as previously defined, excluding the cash impact of exceptional items. This adjusted measure is intended to present the cash generating qualities of the Group from trading performance only. In our view, this enables a better understanding of the Group's underlying trajectory as we deliver our plans. This adjustment was not made for the six months ended 30 April 2020, as this definition did not apply for that period.

	Six months ended 30 April 2021	Six months ended 30 April 2020
	$m	$m
Cash generated from operations	468.1	560.4
Less:
Interest payments	(110.7)	(105.5)
Bank loan costs	(0.6)	(1.1)
Tax payments	(128.9)	(65.5)
Purchase of intangible assets	(35.8)	(36.5)
Purchase of property, plant and equipment	(10.3)	(6.1)
Lease related capital payments	(42.3)	(40.8)
Free cash flow	139.5	304.9
Exclude the cash impact of exceptional items	107.4
Adjusted free cash flow	246.9

7.      Net Debt
Net Debt is defined as cash and cash equivalents less net borrowings and lease obligations.

	30 April 2021	31 October 2020	30 April 2020
	$m	$m	$m
Borrowings	(4,597.4)	(4,640.3)	(4,855.4)
Cash and cash equivalents	698.1	737.2	808.1
Lease obligations	(219.1)	(250.4)	(264.7)
Net debt	(4,118.4)	(4,153.5)	(4,312.0)

8.      Adjusted cash conversion ratio
The Group's adjusted cash conversion ratio is defined as cash generated from operations divided by Adjusted EBITDA less exceptional items (reported in Operating profit/(loss) and excluding any goodwill impairment charge, as this is deemed non-cash related). This is presented as management believe it is important to the understanding the Group's conversion of underlying results to cash.

	Six months ended 30 April 2021	Six months ended 30 April 2020
	$m	$m
Cash generated from operations	468.1	560.4

Adjusted EBITDA	519.0	552.2
Less: exceptional items (reported in Operating loss) (note 7)	(143.0)	(1,048.4)
Excluded: Goodwill impairment charge (note 7)	-	922.2
Adjusted EBITDA less exceptional items	376.0	426.0

Adjusted cash conversion ratio	124.5%	131.5%

Alternative performance measures continued

9.        Constant Currency
The Group's reporting currency is the US Dollar however, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the underlying change in results from one year to the next, the Group has adopted the practice of discussing results on an as reported basis and in constant currency.

The Group uses US Dollar based constant currency models to measure performance. These are calculated by restating the results of the Group for the comparable period at the same average exchange rates as those used in reported results for the current period. This gives a US Dollar denominated income statement, which excludes any variances attributable to foreign exchange rate movements.

The most important foreign currencies for the Group are: Pounds Sterling, the Euro, Canadian Dollar, Israeli Shekel, Indian Rupee, Chinese Yuan, Australian Dollar and Japanese Yen. The exchange rates used are as follows:

	Six monthsended30 April 2021		12 months ended 31 October 2020		Six monthsended30 April 2020
	Average	Closing	Average	Closing	Average	Closing
£1 = $	1.36	1.39	1.28	1.30	1.28	1.25
€1 = $	1.20	1.21	1.13	1.17	1.10	1.09
C$ = $	0.79	0.81	0.74	0.75	0.74	0.72
ILS = $	0.30	0.31	0.29	0.29	0.29	0.29
INR = $	0.01	0.01	0.01	0.01	0.01	0.01
CNY = $	0.15	0.15	0.14	0.15	0.14	0.14
AUD = $	0.76	0.78	0.68	0.70	0.66	0.65
100 JPY = $	0.94	0.92	0.93	0.96	0.92	0.94

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 April 2021

		Six months ended 30 April 2021			Six months ended 30 April 2020
		Before Exceptional Items	Exceptional Items (note 7)	Total	Before Exceptional Items	Exceptional Items (note 7)	Total
Continuing operations	Note	$m	$m	$m	$m	$m	$m
Revenue	6	1,425.7	-	1,425.7	1,454.2	-	1,454.2
Cost of sales		(383.1)	(1.8)	(384.9)	(349.7)	(3.2)	(352.9)
Gross profit		1,042.6	(1.8)	1,040.8	1,104.5	(3.2)	1,101.3
Selling and distribution costs		(649.8)	(4.3)	(654.1)	(538.7)	(9.8)	(548.5)
Research and development expenses		(259.8)	0.4	(259.4)	(242.9)	(0.5)	(243.4)
Administrative expenses		(144.8)	(137.3)	(282.1)	(181.2)	(1,034.9)	(1,216.1)
Operating (loss)/profit		(11.8)	(143.0)	(154.8)	141.7	(1,048.4)	(906.7)

Finance costs		(125.9)	-	(125.9)	(130.9)	-	(130.9)
Finance income		0.7	-	0.7	1.6	-	1.6
Net finance costs		(125.2)	-	(125.2)	(129.3)	-	(129.3)

(Loss)/profit before tax		(137.0)	(143.0)	(280.0)	12.4	(1,048.4)	(1,036.0)
Taxation	10	28.5	32.6	61.1	(24.1)	30.8	6.7
Loss from continuing operations		(108.5)	(110.4)	(218.9)	(11.7)	(1,017.6)	(1,029.3)
Loss from discontinued operation (attributable to equity shareholders of the company)		-	-	-	-	(2.7)	(2.7)
Loss for the period		(108.5)	(110.4)	(218.9)	(11.7)	(1,020.3)	(1,032.0)

Attributable to:
Equity shareholders of the parent		(108.5)	(110.4)	(218.9)	(11.8)	(1,020.3)	(1,032.1)
Non-controlling interests		-	-	-	0.1	-	0.1
Loss for the period		(108.5)	(110.4)	(218.9)	(11.7)	(1,020.3)	(1,032.0)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Comprehensive Income
For the six months ended 30 April 2021

		Six months ended 30 April 2021			Six months ended 30 April 2020
		Before exceptional Items	Exceptional Items (note 7)	Total	Before exceptional Items	Exceptional Items (note 7)	Total
	Note	$m	$m	$m	$m	$m	$m
Loss for the period		(108.5)	(110.4)	(218.9)	(11.7)	(1,020.3)	(1,032.0)
Other comprehensive income/(expense):
Items that will not be reclassified to profit or loss
Continuing operations:
Actuarial gain on pension schemes liabilities	15	34.0	-	34.0	4.8	-	4.8
Actuarial gain on non-plan pension assets	15	0.2	-	0.2	0.4	-	0.4
Deferred tax movement on pension schemes		-	-	-	(1.4)	-	(1.4)
Items that may be subsequently reclassified to profit or loss
Cash flow hedge movements	14	20.7	-	20.7	(58.2)	-	(58.2)
Current tax movement on cash flow hedge movements		(3.9)	-	(3.9)	11.1	-	11.1
Current tax movement on Euro loan foreign exchange hedging		7.6	-	7.6	-	-	-
Deferred tax movement on currency translation differences		(17.3)	-	(17.3)	11.4	-	11.4
Currency translation differences		96.5	-	96.5	(207.2)	-	(207.2)
Other comprehensive income/(expense) for the period		137.8	-	137.8	(239.1)	-	(239.1)
Total comprehensive income/(expense) for the period		29.3	(110.4)	(81.1)	(250.8)	(1,020.3)	(1,271.1)
Attributable to:
Equity shareholders of the parent		29.3	(110.4)	(81.1)	(250.9)	(1,020.3)	(1,271.2)
Non-controlling interests		-	-	-	0.1	-	0.1
Total comprehensive income/(expense) for the period		29.3	(110.4)	(81.1)	(250.8)	(1,020.3)	(1,271.1)

Total comprehensive income/(expense) attributable to the equity shareholders of the company arises from:
Continuing operations		29.3	(110.4)	(81.1)	(250.8)	(1,017.6)	(1,268.4)
Discontinued operations		-	-	-	-	(2.7)	(2.7)
		29.3	(110.4)	(81.1)	(250.8)	(1,020.3)	(1,271.1)
Earnings per share (cents)
From continuing and discontinued operations				cents			cents
- basic	9			(65.09)			(309.21)
- diluted	9			(65.09)			(309.21)
From continuing operations
- basic	9			(65.09)			(308.40)
- diluted	9			(65.09)			(308.40)

Earnings per share (pence)
From continuing and discontinued operations				pence			pence
- basic	9			(47.71)			(241.52)
- diluted	9			(47.71)			(241.52)
From continuing operations
- basic	9			(47.71)			(240.89)
- diluted	9			(47.71)			(240.89)

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Financial Position

	Note	30 April 2021 $m	31 October 2020 $m
Non-current assets
Goodwill	11	3,902.3	3,835.4
Other intangible assets	12	5,024.0	5,383.0
Property, plant and equipment		88.5	93.7
Right-of-use assets		179.3	207.2
Long-term pension assets	15	18.7	18.2
Contract-related costs		37.8	35.7
Non-current tax receivables		44.9	-
Other non-current assets		33.5	31.8
		9,329.0	9,605.0
Current assets
Trade and other receivables		629.7	731.4
Contract-related costs		22.6	27.9
Current tax receivables	10	54.3	45.3
Cash and cash equivalents		698.1	737.2
Total current assets		1,404.7	1,541.8
Total assets		10,733.7	11,146.8

Current liabilities
Trade and other payables		465.1	503.5
Borrowings	13	24.2	21.4
Lease obligations		76.6	82.2
Provisions	16	124.5	49.7
Current tax liabilities	10	136.7	150.1
Contract liabilities		933.3	981.4
		1,760.4	1,788.3
Non-current liabilities
Contract liabilities		131.6	117.2
Borrowings	13	4,573.2	4,618.9
Lease obligations		142.5	168.2
Derivative liability	14	57.1	77.9
Retirement benefit obligations	15	126.7	155.0
Provisions	16	23.9	22.5
Other non-current liabilities		31.2	39.9
Current tax liabilities	10	91.8	102.7
Deferred tax liabilities	10	735.3	841.1
		5,913.3	6,143.4
Total liabilities		7,673.7	7,931.7
Net assets		3,060.0	3,215.1

Capital and reserves
Share capital		47.3	47.3
Share premium account		46.5	46.5
Merger reserve		1,767.4	1,767.4
Capital redemption reserve		2,485.0	2,485.0
Hedging reserve		(46.3)	(63.1)
Retained earnings		(1,000.0)	(741.3)
Foreign currency translation deficit		(239.9)	(326.7)
Total equity		3,060.0	3,215.1

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Changes in Equity

	Share capital	Share premium account	Retained earnings/ (deficit)	Foreign currency translation reserve/ (deficit)	Capital redemption reserves	Hedging reserve	Merger reserve	Equity attributable to the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 November 2020	47.3	46.5	(741.3)	(326.7)	2,485.0	(63.1)	1,767.4	3,215.1	-	3,215.1
Loss for the financial period	-	-	(218.9)	-	-	-	-	(218.9)	-	(218.9)
Other comprehensive income for the period	-	-	34.2	86.8	-	16.8	-	137.8	-	137.8
Total comprehensive (expense)/income for the period	-	-	(184.7)	86.8	-	16.8	-	(81.1)	-	(81.1)
Share options:
Movement in relation to share options	-	-	6.2	-	-	-	-	6.2	-	6.2
Deferred tax on share options	-	-	(1.2)	-	-	-	-	(1.2)	-	(1.2)
Purchase of treasury shares1	-	-	(27.2)	-	-	-	-	(27.2)	-	(27.2)
Transactions with owners:
Dividends paid	-	-	(51.8)	-	-	-	-	(51.8)	-	(51.8)
Balance as at 30 April 2021	47.3	46.5	(1,000.0)	(239.9)	2,485.0	(46.3)	1,767.4	3,060.0	-	3,060.0

1 During the six months ended 30 April 2021 the Micro Focus Employee Benefit Trust ("EBT") purchased 4 million of the Group's shares from the market. The EBT will hold these shares to satisfy future exercises of share options. In accordance with the requirement of IFRS 10 the EBT is treated as if it is a subsidiary of the Group. As a result, the purchase of shares held by the EBT is reported as a purchase of Treasury shares by the Group.

	Share capital	Share premium account	Retained earnings	Foreign currency translation reserve/ (deficit)	Capital redemption reserves	Hedging reserve	Merger reserve	Equity attributable to the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 November 2019	47.2	44.0	2,250.7	(262.1)	2,485.0	(29.6)	1,739.8	6,275.0	1.3	6,276.3
Impact of adoption of IFRS 16	-	-	(11.3)	-	-	-	-	(11.3)	-	(11.3)
Revised balance at 1 November 2019	47.2	44.0	2,239.4	(262.1)	2,485.0	(29.6)	1,739.8	6,263.7	1.3	6,265.0
Loss for the financial period	-	-	(1,032.1)	-	-	-	-	(1,032.1)	0.1	(1,032.0)
Other comprehensive income/(expense) for the period	-	-	3.8	(195.8)	-	(47.1)	-	(239.1)	-	(239.1)
Total comprehensive (expense)/income for the period	-	-	(1,028.3)	(195.8)	-	(47.1)	-	(1,271.2)	0.1	(1,271.1)

Share options:
Movement in relation to share options	-	2.7	9.9	-	-	-	-	12.6	-	12.6
Current tax on share options	-	-	(0.6)	-	-	-	-	(0.6)	-	(0.6)
Deferred tax on share options	-	-	(1.6)	-	-	-	-	(1.6)	-	(1.6)
Balance as at 30 April 2020	47.2	46.7	1,218.8	(457.9)	2,485.0	(76.7)	1,739.8	5,002.9	1.4	5,004.3

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc
Condensed Consolidated Statement of Cash Flows

	Note	Six months ended 30 April 2021 $m	Six months ended 30 April 2020 $m
Cash flows from operating activities
Cash generated from operations	17	468.1	560.4
Interest paid		(110.7)	(105.5)
Bank loan costs		(0.6)	(1.1)
Tax paid		(128.9)	(65.5)
Net cash generated from operating activities		227.9	388.3
Cash flows from investing activities
Payments for intangible assets	12	(35.8)	(36.5)
Purchase of property, plant and equipment		(10.3)	(6.1)
Interest received		0.7	1.6
Investing cash flows generated from discontinued operation, net of cash disposed		-	1.3
Net cash used in investing activities		(45.4)	(39.7)
Cash flows from financing activities
Proceeds from issue of ordinary share capital		-	2.7
Purchase of treasury shares and related expenses		(27.2)	-
Payment for lease liabilities		(42.3)	(40.8)
Settlement of foreign exchange derivative		-	(21.8)
Proceeds from bank borrowings		-	175.0
Repayment of bank borrowings		(105.5)	-
Dividends paid to owners	8	(51.8)	-
Net cash (used in)/generated from financing activities		(226.8)	115.1
Effects of exchange rate changes		5.2	(11.3)
Net (decrease)/increase in cash and cash equivalents		(39.1)	452.4
Cash and cash equivalents at beginning of period		737.2	355.7
Cash and cash equivalents at end of period		698.1	808.1

The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Micro Focus International plc

Notes to the consolidated interim financial statements

1.         General information
Micro Focus International plc ("Company") is a public limited company incorporated and domiciled in England, UK. The address of its registered office is: The Lawn, 22-30 Old Bath Road, Newbury, RG14 1QN, UK.

Micro Focus International plc and its subsidiaries (together "Group") provide innovative software to clients around the world enabling them to dramatically improve the business value of their enterprise applications. As at 30 April 2021, the Group had a presence in 45 countries (31 October 2020: 48) worldwide and employed approximately 11,600 people (31 October 2020: 11,900).

The Company is listed on the London Stock Exchange and its American Depositary Shares are listed on the New York Stock Exchange.

These unaudited Condensed Consolidated Interim Financial Statements were authorised for issuance by the board of directors on 30 June 2021.

These Condensed Consolidated Interim Financial Statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 October 2020 were approved by the board of directors on 8 February 2021 and delivered to the Registrar of Companies. The auditor has reported on the 31 October 2020 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2.         Basis of preparation

These Condensed Consolidated Interim Financial Statements for the six months ended 30 April 2021 have been prepared in accordance with IAS 34, "Interim Financial Reporting" and should be read in conjunction with the Annual Report and Accounts for the year ended 31 October 2020. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

Going concern
In line with IAS 1 'Presentation of financial statements', and the FRC guidance on 'risk management, internal control and related financial and business reporting', management has taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of the interim financial statements when assessing the Group's ability to continue as a going concern.

Having assessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting when preparing the interim financial statements. This assessment covers the period from the date of approval of these interim financial statements to July 2022 ("the going concern period"), which is consistent with the FRC guidance on "risk management, internal control and related financial and business reporting".

The Group's $350 million revolving credit facility was undrawn at 30 April 2021 and the Group had $698.1 million of cash balances at 30 April 2021 providing total liquidity of $1,048.1 million. Further details of the Group's credit facilities are provided in note 13 Borrowings.

In making this assessment, the board considered the Group's business model which results in revenue typically being paid upfront and the majority of revenues being recurring in nature. In addition to the base case scenario, it considered the financial impacts for severe but plausible scenarios impacting both revenue and Adjusted EBITDA which take into account the Group's principal risks, including the wider macro-economic impacts from COVID-19 continuing over the going concern period. The Group has no significant exposure to any individual customer or concentration of customers in any specific industry therefore the differential impacts of COVID-19 on different companies and sectors has limited impact on the Group. This stress testing confirmed that projected cash flows and cash management activities provide the Group with significant headroom over the going concern assessment period with no requirement to access the revolving credit facility during the going concern assessment period.

Finally, the board also considered the reported net current liability position of $355.7m at 30 April 2021. This is the result of advance billing for services which is required to be recognised as a contract liability. The cost of delivering these services is fully included in the Group's forecasting and sensitivities.

Critical estimates, assumptions and judgements
In preparing these Condensed Consolidated Interim Financial Statements, the Group has made its best estimates and judgements of certain amounts included in the financial statements, giving due consideration to materiality. The Group regularly reviews these estimates and updates them as required. The Group has reviewed its critical accounting estimates, assumptions and judgements and two new critical accounting estimates have been identified in relation to the useful economic lives of the Group's purchased intangibles and the carrying value of the patent litigation provision. Aside from these new estimates the critical accounting estimates, assumptions and judgements set out in section II of the Group's Annual Report and Accounts for the 12 months ended 31 October 2020 remain relevant to these Condensed Consolidated Interim Financial Statements.

Notes to the consolidated interim financial statements

2.     Basis of preparation (continued)

Useful economic lives of purchased intangibles
The economic lives of the Group's purchased intangibles are determined on initial acquisition and reassessed annually or whenever there are changes in circumstances indicating that the economic lives may not be appropriate. In reassessing the lives factors such as changes in actual and expected trading performance of the Group and how these compare to the initial acquisition assessment are considered. Using this information an estimate of the remaining useful economic lives is determined and if different to the currently applied life the remaining life is adjusted prospectively.

Following the goodwill impairment in the year ended 31 October 2020, management has reviewed the estimated lives of intangible assets. The assessment performed in the current year has resulted in a reduction in the economic lives of certain purchased intangibles, see note 12 for details on the impacts in the current period, expected impact in future periods and sensitivity.

Carrying value of the patent litigation provision
The Group has recorded a provision in relation to the patent litigation case brought by Wapp Tech Limited Partnership and Wapp Tech Corp. (collectively, "Wapp"). Note 16, Provisions and Contingent liabilities, provides further details on this estimate. As set out in Note 16, the magnitude of the damages the jury awarded totalling $172.5m and the provision now recorded of $70m means that the Group believes that this is a critical estimate. The carrying value of the provision is sensitive to the potential options the Group is considering to resolve the case given the range of those potential options. The period of time until a final conclusion on this case is reached may exceed 12 months and therefore there could remain uncertainty as to the value of the provision beyond the next 12 months.

3       Accounting policies
Other than as described below, the accounting policies, presentation and methods of calculation adopted are consistent with those of the Annual Report and Accounts for the year ended 31 October 2020, apart from standards, amendments to or interpretations of published standards adopted during the period. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34.

The following standards, interpretations and amendments to existing standards are now effective and have been adopted by the Group. The impacts of applying these policies are not considered material:

-      Amendments to References to the Conceptual Framework in IFRS Standards - Amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32 to update those pronouncements with regard to the revised the Conceptual Framework.

-      Amendments to IFRS 3 "Business Combinations", clarifies the definition of a business in acquisitions.

-      Amendments to IAS1 and IAS 8: guidance on the definition of material.

-      Amendments to IFRS9, IAS 39, IFRS 7, IFRS 16 and IFRS 4: Interest rate benchmark reforms. Phase 1 covering hedge accounting impacts and discontinuance exemptions.

The following interpretations and amendments to existing standards are not yet effective and have not been adopted early by the Group:

Effective for periods commencing after 1 January 2021:

-       Amendments to IFRS9, IAS 39, IFRS 7, IFRS 16 and IFRS 4: Interest rate benchmark reforms. Phase 2 effective January 2021 covers further disclosures on transition to a new benchmark, EU endorsed 14 January 2021.

Effective for periods commencing after 1 January 2022:

-       Annual Improvements cycle 2018-2020 includes relevant amendments clarifying capitalisation of transaction fees/ inclusion of specific fees in modification/extinguishment test within IFRS 9 Financial Instruments, subject to EU endorsement. Other included improvement in IFRS 1 (First time adoption) and IAS 41 (agriculture) are not applicable to the Group.

-       Amendments to IFRS 3 Business combinations, IAS 16 "Property, plant and equipment" and IAS 37 "Provisions, Contingent assets and Contingent liabilities" are all subject to EU endorsement.

-       Amendments to IAS 37 "Provisions, Contingent assets and liabilities" - guidance on costs in fulfilling onerous contracts, subject to EU endorsement.

Notes to the consolidated interim financial statements

3.      Accounting policies (continued)

Effective for periods commencing after 1 January 2023, all subject to EU endorsement:

-        Amendments to IAS 1 "Presentation of financial statements". Amendment is presentational relates to the classification of liabilities current and non-current.

-        Amendments to IAS 1 "Presentation of financial statements" aims to provide guidance on the application of materiality judgements to policy disclosures.

-        Amendments to IAS 8 "Accounting policies, changes in accounting estimates and errors" provides clarifications around the definition of accounting estimates and further clarification around the difference between policy changes and estimates.

-        Amendments to IAS 12 "Income taxes" covering temporary timing differences for deferred tax on the recognition of asset and liabilities from a single transaction.

-        Amendments to IFRS 17 "Insurance contracts". Rent concessions is not relevant for the Group.

The impact of the amendments and interpretations listed above are not expected to have a material impact on the consolidated financial statements.

4.         Presentation currency

The presentation currency of the Group is US dollars. Items included in the financial statements of each of the Group's entities are measured in the functional currency of each entity.

5.        Segmental reporting

In accordance with IFRS 8 "Operating Segments", the Group has derived the information for its segmental reporting using the information used by the Chief Operating Decision Maker for the purposes of resource allocation and assessment of segment performance. The Chief Operating Decision Maker ("CODM") is defined as the Operating Committee.

For the six months ended 30 April 2021, the Operating Committee consisted of the Chief Executive Officer, the Chief Financial Officer, Chief Operating Officer, Chief HR Officer and Senior Vice President Business Operations and the Chief Legal Officer. The Group is organised into a single reporting segment.

The Group's segment under IFRS 8 is:

Micro Focus Product Portfolio - The Micro Focus Product Portfolio segment contains mature infrastructure software products that are managed on a portfolio basis akin to a "fund of funds" investment portfolio. This portfolio is managed with a single product group that makes and maintains the software, whilst the software is sold and supported through a geographic Go-to-Market organisation. The products within the existing Micro Focus Product Portfolio are grouped together into five sub-portfolios based on industrial logic and management of the Micro Focus sub-portfolios: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security and Information Management & Governance.

The segmental reporting is consistent with that used in internal management reporting and the profit measure used by the Operating Committee is Adjusted EBITDA.

		Six months ended 30 April 2021	Six months ended 30 April 2020
Reconciliation to Adjusted EBITDA:	Note	$m	$m
Loss before tax		(280.0)	(1,036.0)
Finance costs		125.9	130.9
Finance income		(0.7)	(1.6)
Depreciation of property, plant and equipment		17.6	21.1
Depreciation of right-of-use assets		38.6	40.0
Amortisation of intangible assets	12	472.2	340.4
Exceptional items (reported in Operating loss)	7	143.0	1,048.4
Share-based compensation charge		8.5	8.2
Product development intangible costs capitalised		(11.2)	(6.9)
Foreign exchange loss		5.1	7.7
Adjusted EBITDA		519.0	552.2

For the reportable segment, the total assets were $10,733.7m (31 October 2020: $11,146.8m) and the total liabilities were $7,673.7m (31 October 2020: $7,931.7m) as at 30 April 2021.

Notes to the consolidated interim financial statements

6.         Analysis of revenue

Revenue from contracts with customers

	Six months ended 30 April 2021	Six months ended 30 April 2020
	$m	$m
Revenue from contracts with customers	1,425.7	1,454.2

Being:
Recognised over time:
Maintenance revenue	912.5	966.0
SaaS & other recurring revenue	119.8	124.5
	1,032.3	1,090.5
Recognised at point in time:
Licence revenue	301.7	267.6
Consulting revenue	91.7	96.1
	393.4	363.7

Total revenue	1,425.7	1,454.2

By Product
Set out below is an analysis of revenue recognised between the principal product portfolios for the six months ended 30 April 2021 with comparatives:

	Licence $m	Maintenance $m	SaaS & other recurring $m	Consulting $m	Total $m
Six months ended 30 April 2021:
Micro Focus Product Portfolio
Application Modernisation & Connectivity ("ADC")	62.1	158.5	-	5.1	225.7
Application Delivery Management ("ADM")	49.6	208.9	36.6	9.2	304.3
IT Operations Management ("ITOM")	92.8	262.2	2.0	54.6	411.6
Security	70.1	193.6	18.6	14.5	296.8
Information Management & Governance ("IM&G")	27.1	89.3	62.6	8.3	187.3
Subtotal	301.7	912.5	119.8	91.7	1,425.7
Deferred revenue haircut	-	-	-	-	-
Total Micro Focus Product Portfolio	301.7	912.5	119.8	91.7	1,425.7

	Licence $m	Maintenance $m	SaaS & other recurring $m	Consulting $m	Total $m
Six months ended 30 April 2020:
Micro Focus Product Portfolio
Application Modernisation & Connectivity ("ADC")	60.4	160.5	-	5.2	226.1
Application Delivery Management ("ADM")	46.7	223.2	38.4	7.7	316.0
IT Operations Management ("ITOM")	69.7	284.0	1.4	56.7	411.8
Security	65.6	206.2	16.7	17.7	306.2
Information Management & Governance ("IM&G")	25.2	92.4	68.1	8.8	194.5
Subtotal	267.6	966.3	124.6	96.1	1,454.6
Deferred revenue haircut	-	(0.3)	(0.1)	-	(0.4)
Total Micro Focus Product Portfolio	267.6	966.0	124.5	96.1	1,454.2

Notes to the consolidated interim financial statements

7.         Exceptional items

	Six months ended 30 April 2021	Six months ended 30 April 2020
Reported within Operating loss:	$m	$m
Integration costs	45.6	102.9
Property related costs	4.0	1.6
Legal settlement and associated costs	74.6	-
Severance and legal costs	13.0	21.7
Other restructuring costs	5.8	-
Goodwill impairment	-	922.2
Exceptional costs before tax	143.0	1,048.4

Tax effect of exceptional items	(32.6)	(30.8)

Reported within loss from discontinued operation (attributable to equity shareholders of the Company):
Loss on disposal of discontinued operation	-	2.7

Exceptional costs after tax	110.4	1,020.3

Integration costs
Integration costs of $45.6m for the six months ended 30 April 2021 (six months ended 30 April 2020: $102.9m) reflect the IT design, build and migration onto a single IT platform and a wide range of projects undertaken to conform, simplify and increase efficiency across the business.

Property related costs
Property related costs of $4.0m for the six months ended 30 April 2021 (six months ended 30 April 2020: $1.6m) relate to the assessment and reassessment of leases on empty or sublet properties held by the Group and the cost of site consolidations as the Group simplifies its real estate footprint.

Legal settlement and associated costs
Legal settlements and associated costs of $74.6m for the six months ended 30 April 2021 (six months ended 30 April 2020: $nil) relate to the provision for the Wapp patent infringement case.

Severance and legal costs
Severance and legal costs of $13.0m for the six months ended 30 April 2021 (six months ended 30 April 2020: $21.7m) relate mostly to legal fees and termination costs for employees as the Group continues to remove duplication and simplify the continuing operations as a result of the acquisition of HPE Software.

Other restructuring costs
Other restructuring costs of $5.8m for the six months ended 30 April 2021 (six months ended 30 April 2020: $nil) relates to the costs of implementing the initiatives included in the Strategic & Operational Review.

Goodwill impairment
A goodwill impairment charge of $922.2m was made in the six months ended 30 April 2020.

Tax effect of exceptional items
The tax effect of exceptional items on the income statement is a credit of $32.6m for the six months ended 30 April 2021 (six months ended 30 April 2020: $30.8m).

Loss on the disposal of discontinued operation
The loss on the disposal of discontinued operation of $2.7m in the six months ended 30 April 2020 related to conclusion of the working capital settlement on the disposal of the SUSE business.

8.         Dividends

	Six months ended 30 April 2021	Six months ended 30 April 2020
Equity - ordinary	$m	$m
Final paid 31 October 2020 15.5 cents per ordinary share (31 October 2019: $nil)	51.8	-
	51.8	-

The directors announce an interim dividend of 8.80 cents per share payable on 6 August 2021 to shareholders who are registered at 23 July 2021. This interim dividend, amounting to $29.5m has not been recognised as a liability as at 30 April 2021.
Notes to the consolidated interim financial statements

9.         Earnings per share

The calculation of the basic earnings per share has been based on the earnings attributable to owners of the parent and the weighted average number of shares for each period.

Reconciliation of the earnings and weighted average number of shares:

	Six monthsended30 April 2021	Six months ended30 April 2020
Earnings ($m)
Loss for the period from continuing operations	(218.9)	(1,029.3)
Loss for the period from discontinued operations	-	(2.7)
Loss for the period	(218.9)	(1,032.0)

Number of shares ('m)
Weighted average number of shares	336.3	333.8
Dilutive effects of shares	-	4.4
	336.3	338.2
Earnings per share

Cents
Basic earnings per share
Continuing operations	(65.09)	(308.40)
Discontinued operation	-	(0.81)
Total Basic earnings per share	(65.09)	(309.21)

Diluted earnings per share
Continuing operations1	(65.09)	(308.40)
Discontinued operation1	-	(0.81)
Total Diluted earnings per share1	(65.09)	(309.21)

Pence
Basic earnings per share
Continuing operations	(47.71)	(240.89)
Discontinued operation	-	(0.63)
Total Basic earnings per share	(47.71)	(241.52)

Diluted earnings per share
Continuing operations1	(47.71)	(240.89)
Discontinued operations1	-	(0.63)
Total Diluted earnings per share1	(47.71)	(241.52)

Loss attributable to ordinary shareholders ($m)
From continuing operations	(218.9)	(1,029.4)
Excluding non-controlling interests	-	0.1
Loss for the period from continuing operations	(218.9)	(1,029.3)
Loss from discontinued operation	-	(2.7)
	(218.9)	(1,032.0)
Average exchange rate	$1.36 / £1	$1.28 / £1

1 The Group reported a loss from continuing and discontinued operations attributable to the ordinary equity shareholders of the Company for the six months ended 30 April 2020. The Diluted EPS is reported as equal to Basic EPS, as no account can be taken of the effect of dilutive securities under IAS 33.

The weighted average number of shares excludes treasury shares that do not have dividend rights.

Notes to the consolidated interim financial statements

10.       Taxation

Tax for the six-month period ended 30 April 2021 was a credit of $61.1m (30 April 2020: credit of $6.7m) with the Group's Effective Tax Rate ("ETR") being 21.8% (30 April 2020: 0.6%).

There is a net credit of $13m in relation to prior year adjustments arising following the submission of certain tax returns and claims for the years ended 31 October 2019 and 2020 and a release of provisions for uncertain tax positions as relevant tax returns are closed and historic tax audits are completed. Following the unwind of the intra-Group financing in FY20, the Group does not realise a benefit from this for this period onwards (30 April 2020: $20.7m). The benefit mostly related to arrangements put in place to facilitate the acquisition of the HPE Software business.

The Group's cash taxes paid in the six months ended 30 April 2021 were $128.9m (30 April 2020: $65.5m). Cash taxes are higher than the prior year comparative period primarily due to the payment in relation to State Aid charging notices ($44.2m) received from HMRC (see below).

The Group is recognising a short-term current tax liability of $136.7m (31 October 2020: $150.1m), a long-term current tax liability relating to US tax of $91.8m (31 October 2020: $102.7m) and a short-term current tax receivable of $54.3m (31 October 2020: $45.3m) and a long-term current tax receivable relating to the UK of $44.9m. The Group is also recognising a deferred tax liability of $735.3m (31 October 2020: $841.1m), after jurisdictional offsetting.

The long-term current tax liability relates to US tax reforms announced in 2018 and is payable in instalments over eight years to 2026. Within current tax liabilities is $70.5m (31 October 2020: $84.8m) in respect of provisions for uncertain tax positions, the majority of which relate to the risk of challenge from local tax authorities to the transfer pricing arrangements of the Group. The Group does not anticipate that there will be any material change to these provisions in the next 12 months. Due to the uncertainty associated with such tax items, it is possible that at a future date, on conclusion of open tax matters, the final outcome may vary significantly. The Group's tax charge is subject to various factors, many of which are outside the control of the Group, including changes in local tax legislation and specifically changes President Biden will introduce and global tax reform as governments respond to COVID-19, the OECD's Base Erosion and Profit Shifting project and the consequences of Brexit.

In April 2019, the European Commission published its final decision on its State Aid investigation into the UK's 'Financing Company Partial Exemption' legislation and concluded that part of the legislation is in breach of EU State Aid rules. Similar to other UK-based international groups that have acted in accordance with the UK legislation in force at the time, the Group may be affected by the finding and is monitoring developments. The UK government and UK-based international companies, including the Group, have appealed to the General Court of the European Union against the decision. In February 2021 the Group received and settled State Aid charging notices (excluding interest) totalling $44.2m (the cash impact of which has been recorded as exceptional), issued by HM Revenue and Customs, following the requirement for the UK government to start collection proceedings. During the period, the Group received State Aid interest charging notices from HM Revenue and Customs totalling $2.9m, which were settled in June 2021. In addition, the UK Tax Authorities continue to challenge the historic financing arrangements of the Group. Based on its current assessment and supported by external professional advice, the Group consider that the maximum liability of both of these items to be $60m. Based on its current assessment and also supported by external professional advice, the Group believes that no provision is required in respect of these issues and a long-term current tax receivable has been recognised in respect of the amounts paid (including movement due to exchange rates) at the balance sheet date. No additional liability should accrue in future periods in respect of these matters, following (i) an amendment of the UK legislation affected by the EU Commission finding on 1 January 2019, to be compliant with EU law, and (ii) the unwind of the financing company arrangements in question.

11.       Goodwill

	30 April 2021	31 October 2020
Cost	$m	$m
At 30 April 2021 /31 October 2020	6,753.2	6,634.6

Impairment losses
At 30 April 2021 / 31 October 2020	(2,850.9)	(2,799.2)

Net book value at 30 April 2021 / 31 October 2020	3,902.3	3,835.4

The movement in cost and impairment losses in the period of $66.9m arises from foreign currency movements. Goodwill acquired through business combinations has been allocated to a cash generating unit ("CGU") for the purpose of impairment testing. All goodwill relates to the Micro Focus product portfolio segment.

Impairment test
Impairment of goodwill is tested annually, or more frequently where there is an indication of impairment. The Group's annual test is performed at 31 October. A review for potential impairment indicators in the six months ended 30 April 2021 was performed and no indicators have been identified and therefore no impairment test has been performed. Details of the assumptions used in the 31 October 2020 impairment test and the sensitivity of this impairment test to changes in the key assumptions are disclosed in note 10 "Goodwill" in the Annual Report and Accounts for the year ended 31 October 2020.

Notes to the consolidated interim financial statements

12.       Other intangibles assets

			Purchased intangibles
	Purchased software $m	Product development costs $m	Technology $m	Trade names $m	Customer relationships $m	Total $m
Cost
At 1 November 2020	191.5	274.0	2,201.2	269.2	5,364.0	8,299.9
Additions	24.6	11.2	-	-	-	35.8
Disposals	(0.4)	-	-	-	-	(0.4)
Effects of movements in exchange rates	2.1	0.2	30.5	3.6	77.7	114.1
At 30 April 2021	217.8	285.4	2,231.7	272.8	5,441.7	8,449.4

Accumulated amortisation
At 1 November 2020	113.5	237.9	865.7	87.9	1,611.9	2,916.9
Amortisation charge for the period	16.1	10.8	127.5	10.2	307.6	472.2
Disposals	(0.4)	-	-	-	-	(0.4)
Effects of movements in exchange rates	1.4	0.1	11.6	1.2	22.4	36.7
At 30 April 2021	130.6	248.8	1,004.8	99.3	1,941.9	3,425.4

Net book amount at 30 April 2021	87.2	36.6	1,226.9	173.5	3,499.8	5,024.0
Net book amount at 31 October 2020	78.0	36.1	1,335.5	181.3	3,752.1	5,383.0

During the six months ended 30 April 2021, the Group conducted a review on the estimated lives of its intangible assets with specific focus on those recognised as part of the HPE Software acquisition. This review considered the actual and expected trading performance of the Group compared to the original projections produced at the time of HPE Software acquisition as the directors believe these forecasts better reflect the expected future use of the economic benefits in these acquired intangibles. As a result of this review, the expected lives of certain purchased intangibles with a carrying value of $3,736.8m as at 1 November 2020, have been reduced with the shorter lives applied from 1 November 2020.

The intangibles assets impacted by this change are customer relationships in the ITOM and ADM product groups and customer relationships within certain products in IM&G1, which had a total carrying value of $2,770.4m as at 1 November 2020. These have reduced from 12 years remaining life to between five and 11 years. In addition, purchased technology in the ITOM and ADM product groups and certain purchased technology in IM&G, which had a carrying value of $966.4m as at 1 November 2020, have reduced from seven years remaining life to five years.

In line with the requirements of IFRS3, these technology assets were originally recognised at the acquisition date in September 2017 and so the asset life represented the estimated period of time before the technology became obsolete if no future investment into that technology were made. However there has been and continues to be significant R&D activity across these portfolios with the Group releasing c.500 product releases each year to ensure that the technology remains relevant beyond the life assigned under the requirements of IFRS 3.

The effect of these changes on actual and expected amortisation expense is as follows:

	Impact in the year ended 31 October
$m	2021	2022	2023	2024	2025	2026	Impact in all later periods
Increase/(decrease) in amortisation expense	261	261	261	261	192	(145)	(1,091)

Recognised in:
Costs of sales (amortisation of acquired purchased)	59	59	59	59	25	(141)	(120)
Selling and distribution expenses (amortisation of customer relationships)	202	202	202	202	167	(4)	(971)
	261	261	261	261	192	(145)	(1,091)

If the remaining economic lives of all purchased intangibles were one year longer than the revised lives, expected amortisation would be $158.1m lower than that shown in the table above in the year ended 31 October 2021, with consequential impacts in subsequent years. If the remaining economic lives of all purchased intangibles were one year shorter than the revised lives, amortisation would be $166.4m higher than that shown in the table above in the year ended 31 October 2021, with consequential impacts in subsequent years.

1 Defined in note 6

Notes to the consolidated interim financial statements

13.       Borrowings

	30 April 2021	31 October 2020
	$m	$m
Bank loan secured	4,674.4	4,733.2
Unamortised prepaid facility arrangement fees and original issue discounts	(77.0)	(92.9)
	4,597.4	4,640.3

Short-term borrowings	24.2	21.4
Long-term borrowings	4,573.2	4,618.9
	4,597.4	4,640.3

The following facilities were drawn as at 30 April 2021:

●       The €588.8m (equivalent to $713.6m) (31 October 2020: €600m, equivalent to $700.3m) senior secured five year term loan B-1 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at EURIBOR plus 4.5% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 3.0%;

●       The $359.5m (31 October 2020: $368.2m) senior secured seven-year term loan B-3 issued by MA FinanceCo., LLC, maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%;

●       The $637.8m (31 October 2020: $650.0m) senior secured five-year term loan B-4 issued by MA FinanceCo., LLC, maturing in June 2025, is priced at LIBOR plus 4.25% (subject to a LIBOR floor of 1.00%) with an original issue discount of 2.5%;

●       The $2,427.9m (31 October 2020: $2,486.3m) senior secured seven-year term loan B issued by Seattle SpinCo, Inc., maturing in June 2024, is priced at LIBOR plus 2.75% (subject to a LIBOR floor of 0.00%) with an original issue discount of 0.25%; and

●       The €442.2m (equivalent to $535.6m) (31 October 2020: €452.8m, equivalent to $528.4m) senior secured seven year term loan B issued by MA FinanceCo., LLC, maturing in June 2024, is priced at EURIBOR plus 3.00% (subject to a EURIBOR floor of 0.00%) with an original issue discount of 0.25%.

The following facilities were undrawn at 30 April 2021:

●       A senior secured revolving credit facility of $350.0m ($nil drawn), ("Revolving Facility"), with an interest rate of 3.50% above LIBOR on amounts drawn (and 0.5% on amounts undrawn) thereunder (subject to a LIBOR floor of 0.00%).

At 30 April 2021, $nil of the Revolving Facility was drawn (31 October 2020: $nil), together with $4,674.4m of term loans giving gross debt of $4,674.4m drawn.

There are no financial covenants on the Group's term-loan borrowing facilities. The Revolving Facility is subject to a single financial covenant, being an aggregate net leverage covenant only in circumstances where more than 35% of the Revolving Facility is outstanding at a fiscal quarter end. Throughout the period the applicable covenant threshold was 3.85x, however no test was applicable at 30 April 2021 or any previous test date, as the facility was not drawn in excess of the 35% threshold. This covenant is not expected to inhibit the Group's future operations or funding plans.

The Group's borrowing arrangements include annual repayments of 1% of the initial par value for the B-3, Seattle Spinco and Euro term B loans and 2.5% of the initial par value for the B-1 and B4 loans with the amount paid in four equal quarterly instalments and then a final balloon payment on maturity. Repayments required under these instalment arrangements amounted to $25.6m for the six months ended 30 April 2021.

In addition, the borrowing arrangements require additional debt repayments where the Group's net leverage exceeds 3.00x, when 25% of excess cash flow for the prior year is required to be paid, and 3.30x, when 50% of excess cash flow for the prior year is required to be paid. No amount was required to be paid under these arrangements however a voluntary repayment of $79.9m was made for the six months ended 30 April 2021. Total voluntary and instalment repayments amounted to $105.5m for the six months ended 30 April 2021.

Notes to the consolidated interim financial statements

14.       Financial instruments

The tables below sets out the measurement categories and carrying values of financial assets and liabilities with fair value inputs where relevant.

	Measurement category	Carrying value 30 April 2021	Fair value 2021	Fair value Hierarchy 2021/2020	Carrying value 31 October 2020
		$m			$m
Financial assets:

Non-current
Long-term pension asset	FV OCI	18.7	Fair value insurance based input	Level 3	18.2

Current
Cash and cash equivalent	Amortised cost	698.1	-	-	737.2
Trade and other receivables	Amortised cost	522.3	-	-	648.6
Contract assets	Amortised cost	42.3	-	-	33.7
		1,281.4			1,437.7

Financial liabilities:

Non-current
Derivative financial instruments - interest rate swaps1	FV OCI	57.1	Fair value Bank Institutions	Level 2	77.9
Borrowings (gross)2	Amortised cost	4,636.6	4,637.3	-	4,699.0
Lease obligations	Amortised cost	142.5	-	-	168.2
Provisions	Amortised cost	23.9	-	-	22.5

Current
Borrowings (gross)2	Amortised cost	37.8	-	-	34.2
Lease obligations	Amortised cost	76.6	-	-	82.2
Provisions	Amortised cost	124.5	-	-	49.7
Trade and other payables - accruals	Amortised cost	387.9	-	-	419.2
		5,486.9			5,552.9

1 Derivative interest rate swaps are measured at FV OCI as a result of hedge accounting. All interest rate swaps are in designated hedge relationships and there are no other derivative financial instruments held as FVTPL.
2 Borrowings have a carrying value (net of unamortised prepaid facility arrangement fees and original issue discount) of $4,597.4m (31 October 2020: $4,640.3m). Total borrowings (Gross) are shown in this table as $4,674.4m (31 October 2020: $4,733.2m) for the fair value comparison.

Fair value measurement
For trade and other receivables, cash and cash equivalents, provisions, trade and other payables, fair values approximate to book values due to the short maturity periods of these financial instruments. For trade receivables, allowances are made for credit risk.

Long-term borrowings with a carrying value of $4,597.4m (31 October 2020: $4,640.3m) (note 13 "Borrowings") including unamortised prepaid facility fees and discounts, have a fair value estimate of $4,637.3m (31 October 2020: $4,535.1m) based on trading prices obtained from external banking providers as at 30 April 2021.

Derivative financial instruments measured at fair value are classified as Level 2 in the fair value measurement hierarchy as they have been determined using significant inputs based on observable market data. The fair values of interest rate derivatives are derived from forward interest rates based on yield curves observable at the balance sheet date together with the contractual interest rates. Valuations are updated by the counter-party banks on a monthly basis.

The impact of changes in the fair value of interest rate swaps in the six months ended 30 April 2021 is shown in the Consolidated statement of comprehensive income. The foreign exchange gains/(losses) for the revaluation of the net investment hedging instruments are compared against the translation of goodwill and intangibles affecting the cumulative translation reserve on consolidation. No amounts have been reclassified from the hedging reserve to the loss for the period.

Hedge effectiveness may be affected by credit risk (in the case of the interest rate swaps) and the net investment hedged items may be affected by events impacting the carrying value of goodwill and intangible assets such as asset disposals or impairment reviews. There were no material adjustments made for credit risk or other ineffectiveness in the period for the hedging arrangements.

Notes to the consolidated interim financial statements

14.       Financial instruments

The long-term pension assets are considered to be a Level 3 asset under the fair value hierarchy as of 30 April 2021. These assets have been valued by an external insurance expert, by applying a discount rate to the future cash flows and taking into account the fixed interest rate, mortality rates and term of the insurance contract. The movement in the long-term pension asset is disclosed in note 15 "Retirement benefit obligations".

For derivatives and long-term pension assets there were no transfers of assets or liabilities between levels of the fair value hierarchy during the year.

Interest rate and foreign currency risk

Details of the Group's risks and treasury policies in relation to interest rate risk and currency risk are set out in note 24 of the Group's Annual Report and Accounts for the year ended 31 October 2020. There have been no changes in the Group's approach to managing these risks, the instruments held to manage these risks or the hedge relationships.

The Group four interest rate swaps have a fair value of ($57.1m) (31 October 2020: ($77.9m)) with the movement in fair value recognised in the hedging reserve. The hedge ratio remains at 1:1 and the impact of credit risk remains low at $0.8m (31 October 2020: $1.4m). For the six months ended 30 April 2021, net interest (finance cost) paid for the swaps amounted to $20.7m. For the life of the swap, net interest paid to date amounted to $37.8m.

The notional amount of designated Euro borrowings has increased to $1,249.1m (31 October 2020: $1,194.3m) as movements in exchange rates have outweighed the impacts of repayments in the period. Exchange losses of $46.7m have been recognised in other comprehensive income in the period (year ended 31 October 2020: $58.7m) as a result of the net investment hedge. Minor ineffectiveness has arisen on the second net investment hedge where the hedge is 1:0.98 (31 October 2020: 1:1) which has not resulted in any exchange losses being recognised in profit or loss.

15.       Retirement benefit obligations

	30 April 2021			31 October 2020
	Germany $m	Rest of World $m	Total $m	Germany $m	Rest of World $m	Total $m
Within non-current assets:
Long-term pension assets	18.7	-	18.7	18.2	-	18.2

Within non-current liabilities:
Present value of defined benefit obligations	241.6	58.7	300.3	248.4	54.9	303.3
Fair values of plan assets	(139.6)	(34.0)	(173.6)	(119.1)	(29.2)	(148.3)
Retirement benefit obligations	102.0	24.7	126.7	129.3	25.7	155.0

The decrease in the retirement benefit obligation was due primarily in relation to the plans in Germany. The main changes in relation to the German plans were actuarial gains resulting from increases in our discount rates of $19.4m and $14.3m from actuarial returns on assets excluding amounts included in interest income. These gains were partially offset by service costs and net interest costs of $3.2m and the effects of movements in exchange rates of $4.9m during the period.

The movement on the long-term pension asset is as follows:

	30 April 2021	31 October 2020
	$m	$m
As at 1 November	18.2	17.1
Transfer to plan assets	(0.7)	(0.4)
Interest on non-plan assets	0.1	0.2
Benefits paid	(0.1)	(0.1)
Contributions	0.2	0.3

Included within other comprehensive income:
- Change in fair value assessment	0.2	0.4
	0.2	0.4

Effects of movements in exchange rates	0.8	0.7
As at 30 April / 31 October	18.7	18.2

Included within other comprehensive income:
Continuing operations	0.2	0.4
	0.2	0.4

Notes to the consolidated interim financial statements

15.       Retirement benefit obligations (continued)

The following amounts have been included in the Consolidated Statement of Comprehensive Income for defined benefit pension arrangements.

	Six months ended 30 April 2021	Six months ended 30 April 2020
	$m	$m
Charge to operating loss	4.6	5.1
Charge to finance costs	0.9	0.9
Total continuing charge to loss for the period	5.5	6.0

The following amounts have been recognised as movements in the statement of other comprehensive income:

	Six months ended 30 April 2021	Six months ended 30 April 2020
	$m	$m
Actuarial return/(loss) on assets excluding amounts included in interest income	15.2	(6.2)
Re-measurements - actuarial gains:	18.8	11.0
Movement in the period	34.0	4.8

The weighted average key assumptions used for the valuation of the schemes were:

	30 April 2021			31 October 2020
	Germany	Rest of World	Total	Germany	Rest of World	Total
Rate of increase in final pensionable salary	2.50%	3.13%	2.66%	2.50%	3.09%	2.64%
Rate of increase in pension payments	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%
Discount rate	1.14%	1.73%	1.25%	0.79%	1.41%	0.90%
Inflation	1.50%	1.23%	1.46%	1.50%	1.25%	1.47%

The mortality assumptions for the pension schemes are set based on actuarial advice in accordance with published statistics and experience in the territory.

Sensitivities
The net present value of our defined benefit obligation is sensitive to both actuarial assumptions and market conditions. The table below provides information on the sensitivity of the defined benefit obligation to changes to the discount rate assumption as this assumption is the key driver of the movement in the net obligation in the period. The table shows the impact of changes to the discount rate in isolation, although, in practice, changes to assumptions may occur at the same time and can either offset or compound the overall impact on the defined benefit obligation.

These sensitivities have been calculated using the same methodology as used for the main calculations.

	Germany				Rest of World
	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation	Increase in assumption	Change in defined benefit obligation	Decrease in assumption	Change in defined benefit obligation
Discount rate for scheme liabilities	0.50%	(10.3%)	0.50%	12.0%	0.50%	(6.6%)	0.50%	7.3%

Notes to the consolidated interim financial statements

16. Provisions and Contingent liabilities

	30 April 2021	31 October 2020
	$m	$m
Onerous leases and dilapidations	19.0	16.9
Restructuring	21.7	30.8
Legal	95.0	9.7
Other	12.7	14.8
Total	148.4	72.2

Current	124.5	49.7
Non-current	23.9	22.5
Total	148.4	72.2

A description of the Group's provisions by category and contingent liabilities is included in notes 21 and 30 of the Annual Report and Accounts for the year ended 31 October 2020. During the six months ended 30 April 2021 two significant change in the Group's provisions and contingent liabilities have arisen.

On 2 July 2018, Wapp Tech Limited Partnership and Wapp Tech Corp (collectively "Wapp") brought a claim against Micro Focus in the Eastern District of Texas, accusing the Company of infringing three patents in connection with Micro Focus' sale of certain products in the ADM product line, including LoadRunner and Performance Centre.

The case was tried during the period and, on 5 March 2021, the jury delivered a verdict in favour of Wapp and awarded damages totalling approximately $172.5 million. On 22 April 2021, the Court denied Wapp's request for enhanced damages and entered final judgment based on the jury award of approximately $172.5 million. On 5 May 2021, Wapp filed a motion for prejudgment and post-judgment interest, seeking approximately $18.4 million in prejudgment interest.

Micro Focus continues to maintain that it has not and does not infringe Wapp's patents and that those patents are invalid.  On 20 May 2021, Micro Focus filed a motion for judgment of non-infringement as a matter of law and/or a new trial, including on the question of damages. Additionally, on 3 June 2021, Micro Focus filed an opposition to Wapp's request for approximately $18.4 million in prejudgment interest. The Court is yet to rule on Micro Focus' motion or on the issue of prejudgment interest.

After post-trial motions have been decided by the Court, the parties will have an opportunity to appeal to the Federal Circuit Court of Appeals. An appeal could take a number of years and would require significant resources and success may result in the case being referred back to the Eastern District of Texas to be re-tried before a jury. Therefore it is in the best interests of the Group to consider a range of options including to appeal and to establish whether a settlement could be reached.

Taking into account the range of options under consideration at this time, the Directors' best estimate of the expenditure required to resolve the case is $70 million including potential prospective external legal costs and accordingly a provision has been recorded for this amount at 30 April 2021. In line with our accounting policy, the cost of recording this provision has been treated as an exceptional cost in the Consolidated Statement of Comprehensive Income for the six months ended 30 April 2021 (see note 7).

The shareholder litigation complaint in the United States District Court for the Southern District of New York has been followed by a mediation during the period where the parties have reached an agreement to settle the case on terms including a payment of $15.0m to a settlement class. The proposed settlement is subject to the court's approval. The Group has recognised a legal provision of $15.0m and an insurance receivable, within other receivables, of $15.0m. Therefore, no amounts have been recognised in the Consolidated Statement of Comprehensive Income for the shareholder litigation. The settlement amount will be paid from insurance coverage. The Company and all defendants have denied, and continue to deny, the claims alleged in the case and the settlement does not reflect any admission of fault, wrongdoing or liability as to any defendant. In the Superior Court of California, the matter is ongoing. No liability has been recognised in this case as it is too soon to estimate whether there will be any financial impact.

Together, these two changes are responsible for $85.0m of the $76.2m increase in provisions during the six months ended 30 April 2021.

Notes to the consolidated interim financial statements

17. Cash flow statement

	Note	Six months ended 30 April 2021 $m	Six months ended 30 April 2020 $m
Cash flows from operating activities
Loss from continuing operations		(218.9)	(1,029.3)
Loss from discontinued operation		-	(2.7)
Loss for the period		(218.9)	(1,032.0)
Adjustments for:
Loss on disposal of SUSE		-	3.0
Net interest		125.2	129.3
Taxation - continuing operations	10	(61.1)	(6.7)
Taxation - discontinued operations		-	(0.3)
Operating loss		(154.8)	(906.7)

Goodwill impairment charge	7,11	-	922.2
Research and development tax credits		(0.4)	(1.0)
Property, plant and equipment depreciation		17.6	21.1
Gain on disposal of property, plant and equipment		(0.1)	-
Right-of-use asset depreciation		38.6	40.0
Right-of-use asset impairment		2.6	-
Amortisation of intangible assets	12	472.2	340.4
Amortisation of contract-related assets		10.0	7.4
Share-based compensation charge		8.5	8.2
Exchange movements		5.1	7.7
Provisions movements		102.4	22.1
Cash generated from operations before working capital		501.7	461.4
Changes in working capital:
Inventories		-	(0.2)
Trade and other receivables		112.3	270.7
Increase in contract-related costs		(5.2)	(12.7)
Payables and other liabilities		(59.0)	(102.6)
Provision utilisation		(27.5)	(24.2)
Contract liabilities		(54.4)	(36.7)
Pension funding in excess of charge to operating loss		0.2	4.7
Cash generated from operations		468.1	560.4

18. Post Balance Sheet events

Tax

In the March 2021 Budget, the UK Government announced that legislation will be introduced in Finance Bill 2021 to increase the main rate of UK corporation tax from 19% to 25%, effective 1 April 2023.

As the changes had not been substantively enacted at the balance sheet date, the UK related deferred tax balances as at 30 April 2021 continue to be measured at a rate of 19%. If the 25% tax rate had been used at the balance sheet date, the deferred tax liability would have been $56.9m higher.

 INDEPENDENT REVIEW REPORT TO MICRO FOCUS INTERNATIONAL PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 April 2021 which comprises the Condensed Consolidated Statement of Comprehensive Income, Condensed Consolidated Statement of Financial Position, Condensed Consolidated Statement of Changes in Equity, Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 April 2021 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and the Disclosure Guidance and Transparency Rules ("the DTR") of the UK's Financial Conduct Authority ("the UK FCA").

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the half-yearly financial report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the DTR of the UK FCA.

As disclosed in note 2, the latest annual financial statements of the Group were prepared in accordance with International Financial Reporting Standards as adopted by the EU and the next annual financial statements will be prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006. The directors are responsible for preparing the condensed set of financial statements included in the half-yearly financial report in accordance with IAS 34 adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

The purpose of our review work and to whom we owe our responsibilities

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

John Edwards
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square, London, E14 5GL
30 June 2021

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 01 July 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer